UniCredit Group

Consolidated Quarterly Report
as at **30 September 2006**

82-03185


06019176



SUPPL


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Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 5,219,088,816.50 fully paid in

UniCredit Group

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Consolidated Quarterly Report as at **30 September 2006**


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BOARD OF DIRECTORS AND BOARD OF AUDITORS

Board of Directors

Dieter Rampl *	Chairman
Gianfranco Gutty * (first deputy chairman)	Deputy Chairmen
Franco Bellei *	
Fabrizio Palenzona *	
Anthony Wyand *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Manfred Bischoff	
Vincenzo Calandra Buonaura	
Giovanni Desiderio	
Volker Doppelfeld	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Friedrich Kadrnoska **	
Max Dietrich Kley	
Luigi Maramotti	
Diether Münich **	
Carlo Pesenti	
Hans Jürgen Schinzler	
Giovanni Vaccarino	
Paolo Vagnone **	
Nikolaus von Bomhard **	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member


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GENERAL MANAGEMENT

	Management Committee
Alessandro Profumo	Managing Director / CEO
Ranieri de Marchis	Planning, Finance and Administration (CFO)
Sergio Ermotti	Markets & Investment Banking Division
Paolo Fiorentino	Global Banking Services Division
Dario Frigerio	Private Banking and Asset Management Division *
Erich Hampel	Central Eastern Europe (CEE) Division *
Andrea Moneta	Poland Markets Division
Roberto Nicastro	Retail Division
Vittorio Ogliengo	Corporate Division
Henning Giesecke	Risk Management (CRO)
Franz Herrlein	Chief Integration Officer
Rino Piazzolla	Human Resources Strategy
Wolfgang Sprißler	German Region Strategic Advisory Staff

	Other Department Heads
Maurizia Angelo Comneno	Legal, Compliance and Corporate Affairs
Marc Beckers	Corporate Identity
Chiara Burberi	Group Organisation
Elisabetta Magistretti	Internal Audit
Umberto Quilici	Group ICT
Franco Leccacorvi	Chief Accountant

* Position held by Group Deputy General Manager


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CONTENTS

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent,
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

Note to the Quarterly Report

This quarterly report, drawn up under IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations. Press releases relating to the significant facts of the period are available on the UniCredit website, together with the presentation made to the market on the results of Q3 2006.

In Q3 there were no significant changes in the scope of consolidation. The changes that have occurred in the Group's scope of consolidation since the end of the 2005 accounting year are principally due to the wider scope of HVB Group consolidation, with the entry of 68 subsidiaries and associates. In Q1 2006 the 38 subsidiaries of the Immobilien Group, HVB Bank Latvia, Joint Stock Commercial Bank HVB Ukraine, certain subsidiaries belonging to BA-CA sub-group (including Nova Banjalucka Banka, CAIB International Markets, and BPH Investment Fund Company), as well as some smaller subsidiaries were fully consolidated, giving a total of 48 subsidiaries. The 20 subsidiaries included in the scope of cnsolidation of HVB Group in Q2 comprise HVB Capital Partners AG and 19 subsidiaries of BA-CA, of which 17 make up the real estate sub-group "Universale International Realitaten GmbH".

In our 30 September 2006 balance sheet, Indexchange, an asset management firm controlled by HVB is classified among Non-current assets and disposal groups held for sale, together with Banque Monégasque de Gestion, which was already included in this item at 30 June 2006. For these equity investments, in the process of being sold off, all the conditions prescribed by IFRS 5 are satisfied, viz.:

- the asset is available for immediate sale in its present condition;
- the sale is highly probable;
- completion of the sale is expected to take place within one year.

The equity investments included among non-current assets and disposal groups held for sale at 31 December 2005 were all sold off during the course of the first six months 2006 (the four Casse di Risparmio [Italian savings banks] of Bra, Fossano, Saluzzo and Savigliano during the first quarter and HVB Splitska banka on 30 June 2006). Our interests in 2S Banca and Uniriscossioni, classified in this item since 31 March 2006, were sold at the end of September.

As in previous quarterly reports in 2006, this report includes – for comparison purposes – the pro-forma income statement relating to 2005, prepared as if the business combination with the HVB Group had happened on 1 January 2005. This pro-forma also takes account of the profit and loss of the Yapi ve Kredi Bankasi Group before the acquisition, which took place in September 2005, and of the effects on individual profit and loss items of the classification of 2S Banca and Uniriscossioni among held-for-sale assets. The Yapi ve Kredi Bankasi Group income statement used for the restatement was net of extraordinary items and its net profit was attributed to minorities. The Yapi ve Kredi Bankasi Group, like its controlling entity Koçbank, is consolidated proportionately line-by-line. The 2005 HVB Group quarterly income statement, on the other hand, has not been restated

to take account of the changes which have taken place in its scope of consolidation. The effects of these changes, along with exchange differences arising from conversion of subsidiaries' profit and loss, are also specified in the notes to the income statements.

Finally, segment reporting is presented on the basis of our new organisational structure, viz. the six business Divisions (Retail, Corporate, Private Banking & Asset Management, Markets & Investment Banking, Poland Markets, and Central Eastern Europe), and provides details of income statement data determining profit before tax. For the Poland Markets and Central and Eastern Europe Divisions, profit for the period (after tax) is also presented. The Central Eastern Europe Division's income statement was restated to take into account the results of the *Yapi ve Kredi* Bankasi Group before acquisition, and is net of Splitska banka's contribution, the latter having been sold on 30 June 2006.

Highlights

(€ million)

INCOME STATEMENT MAIN ITEMS	FIRST 9 MONTHS		
	2006	2005 PRO-FORMA	CHANGE
Operating income	17,553	15,686	+ 11.9%
Operating costs	9,756	9,433	+ 3.4%
Operating profit	7,797	6,253	+ 24.7%
Profit before tax	6,745	4,936	+ 36.6%
Net Profit attributable to the Group	**4,480**	**3,095**	**+ 44.7%**

(€ million)

BALANCE SHEET MAIN ITEMS	AMOUNTS AS AT		
	30.09.2006	31.12.2005	CHANGE
Total assets	822,840	787,000	+ 4.6%
Loans and receivables with customers	429,584	426,553	+ 0.7%
Deposits from customers and debt securities in issue	487,213	462,248	+ 5.4%
Shareholders' equity	**37,818**	**35,203**	**+ 7.4%**

STAFF AND BRANCHES	AS AT		
	30.09.2006	31.12.2005	CHANGE
Employees [1]	142,359	145,731	- 3,372
Employees (Koç Group consolidated proportionately)	132,480	135,573	- 3,093
Branches [2]	7,246	7,184	+ 62

1. "Full time equivalent". These figures include all Koç Group employees, although this Group is consolidated proportionately. The HVB Group figure has been proforma'd to take into account companies first consolidated in the first nine months of 2006.
2. Koç Group, which is consolidated proportionately, is considered at 100%.

PROFITABILITY RATIOS

	FIRST 9 MONTHS		
	2006	2005 PRO-FORMA	CHANGE
ROE [1]	16.7%	11.9%	+ 4.8
Cost/income ratio	55.6%	60.1%	- 4.5

1. Calculated on the basis of the average shareholders' equity for the period (excluding reserves in respect of AfS assets and dividends to be distributed and including the profit for the period on an annual basis).

CAPITAL RATIOS

	AS AT		
	30.09.2006 [1]	31.12.2005	CHANGE
Tier 1/Total risk-weighted assets	6.11%	5.53%	+ 0.58
Total regulatory capital/Total risk-weighted assets	10.62%	10.34%	+ 0.28

1. Estimated data.

RATINGS

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	STABLE

Condensed Consolidated Accounts

(€ million)

CONSOLIDATED BALANCE SHEET

	AMOUNTS AS AT			CHANGE OVER	
	30.09.2006	30.06.2006	31.12.2005	30.06.2006	31.12.2005
Assets					
Cash and cash balances	3,280	3,264	3,459	+ 0.5%	- 5.2%
Financial assets held for trading	191,352	174,574	172,287	+ 9.6%	+ 11.1%
Loans and receivables with banks	94,167	85,079	76,099	+ 10.7%	+ 23.7%
Loans and receivables with customers	429,584	430,148	426,553	- 0.1%	+ 0.7%
Financial investments	65,455	66,447	65,796	- 1.5%	- 0.5%
Hedging instruments	3,732	3,431	4,919	+ 8.8%	- 24.1%
Property, plant and equipment	8,651	8,777	7,973	- 1.4%	+ 8.5%
Goodwill	8,982	8,840	9,202	+ 1.6%	- 2.4%
Other intangible assets	2,522	2,572	2,633	- 1.9%	- 4.2%
Tax assets	6,130	6,286	6,592	- 2.5%	- 7.0%
Non-current assets and disposal groups classified as held for sale	1,902	6,053	3,309	- 68.6%	- 42.5%
Other assets	7,083	8,321	8,178	- 14.9%	- 13.4%
Total assets	**822,840**	**803,792**	**787,000**	**+ 2.4%**	**+ 4.6%**
Liabilities and shareholders' equity					
Deposits from banks	141,368	135,802	141,682	+ 4.1%	- 0.2%
Deposits from customers and debt securities in issue	487,213	474,564	462,248	+ 2.7%	+ 5.4%
Financial liabilities held for trading	119,657	115,941	107,094	+ 3.2%	+ 11.7%
Financial liabilities designated at fair value	1,548	1,401	1,129	+ 10.5%	+ 37.1%
Hedging instruments	2,972	3,556	4,498	- 16.4%	- 33.9%
Provisions for risks and charges	6,736	6,778	6,607	- 0.6%	+ 2.0%
Tax liabilities	5,600	5,125	5,925	+ 9.3%	- 5.5%
Liabilities included in disposal groups classified as held for sale	322	4,346	1,887	- 92.6%	- 82.9%
Other liabilities	15,404	17,396	16,824	- 11.5%	- 8.4%
Minorities	4,202	4,112	3,903	+ 2.2%	+ 7.7%
Shareholders' equity	37,818	34,771	35,203	+ 8.8%	+ 7.4%
- Capital and reserves	*31,064*	*30,625*	*31,106*	*+ 1.4%*	*- 0.1%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*2,274*	*1,103*	*1,627*	*+ 106.2%*	*+ 39.8%*
- Net profit	*4,480*	*3,043*	*2,470*	*+ 47.2%*	*+ 81.4%*
Total liabilities and shareholders' equity	**822,840**	**803,792**	**787,000**	**+ 2.4%**	**+ 4.6%**

(€ million)

CONSOLIDATED INCOME STATEMENT

	FIRST 9 MONTHS		CHANGE		FIRST 9 MONTHS 2005
	2006	2005 PRO-FORMA	€m	PERCENT	
Net interest	8,858	8,386	+ 472	+ 5.6%	3,961
Dividends and other income from equity investments	525	499	+ 26	+ 5.2%	154
Net interest income	**9,383**	**8,885**	**+ 498**	**+ 5.6%**	**4,115**
Net fees and commissions	6,193	5,476	+ 717	+ 13.1%	3,210
Net trading, hedging and fair value income	1,688	1,266	+ 422	+ 33.3%	772
Net other expenses/income	289	59	+ 230	..	133
Net non-interest income	**8,170**	**6,801**	**+ 1,369**	**+ 20.1%**	**4,115**
OPERATING INCOME	**17,553**	**15,686**	**+ 1,867**	**+ 11.9%**	**8,230**
Payroll costs	-5,824	-5,442	- 382	+ 7.0%	-2,725
Other administrative expenses	-3,275	-3,245	- 30	+ 0.9%	-1,541
Recovery of expenses	185	176	+ 9	+ 5.1%	175
Amortisation, depreciation and impairment losses on intangible and tangible assets	-842	-922	+ 80	- 8.7%	-330
Operating costs	**-9,756**	**-9,433**	**- 323**	**+ 3.4%**	**-4,421**
OPERATING PROFIT	**7,797**	**6,253**	**+ 1,544**	**+ 24.7%**	**3,809**
Provisions for risks and charges	-199	-113	- 86	+ 76.1%	-102
Integration costs	-104	- 60	- 44	+ 73.3%	-
Net write-downs of loans and provisions for guarantees and commitments	-1,825	-1,600	- 225	+ 14.1%	-596
Net income from investments	1,076	456	+ 620	+ 136.0%	257
PROFIT BEFORE TAX	**6,745**	**4,936**	**+ 1,809**	**+ 36.6%**	**3,368**
Income tax for the period	-1,732	-1,460	- 272	+ 18.6%	-1,090
NET PROFIT	**5,013**	**3,476**	**+ 1,537**	**+ 44.2%**	**2,278**
Profit (Loss) from non-current assets held for sale, after tax	56	44	+ 12	+ 27.3%	-
PROFIT (LOSS) FOR THE PERIOD	**5,069**	**3,520**	**+ 1,549**	**+ 44.0%**	**2,278**
Minorities	-589	-425	- 164	+ 38.6%	-160
NET PROFIT ATTRIBUTABLE TO THE GROUP	**4,480**	**3,095**	**+ 1,385**	**+ 44.7%**	**2,118**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Information on the methods applied to restate pro-forma data is provided in the introductory note to the Quarterly Report.

Consolidated Income Statement - Quarterly Figures

(€ million)

CONSOLIDATED INCOME STATEMENT	2006			2005 PRO-FORMA			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	2,986	2,927	2,945	2,833	2,858	2,791	2,737
Dividends and other income from equity investments	150	268	107	259	128	286	85
Net interest income	**3,136**	**3,195**	**3,052**	**3,092**	**2,986**	**3,077**	**2,822**
Net fees and commissions	1,951	2,109	2,133	1,959	1,908	1,809	1,759
Net trading, hedging and fair value income	431	564	693	264	432	230	604
Net other expenses/income	96	101	92	-213	39	17	3
Net non-interest income	**2,478**	**2,774**	**2,918**	**2,010**	**2,379**	**2,056**	**2,366**
OPERATING INCOME	**5,614**	**5,969**	**5,970**	**5,102**	**5,365**	**5,133**	**5,188**
Payroll costs	-1,926	-1,948	-1,950	-2,010	-1,834	-1,804	-1,804
Other administrative expenses	-1,095	-1,057	-1,123	-1,068	-1,109	-1,093	-1,043
Recovery of expenses	64	66	55	60	60	62	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-270	-285	-287	-337	-301	-309	-312
Operating costs	**-3,227**	**-3,224**	**-3,305**	**-3,355**	**-3,184**	**-3,144**	**-3,105**
OPERATING PROFIT	**2,387**	**2,745**	**2,665**	**1,747**	**2,181**	**1,989**	**2,083**
Provisions for risks and charges	-56	-79	-64	-139	-38	-4	-71
Integration costs	-52	-52	-	-520	-60	-	-
Net write-downs of loans and provisions for guarantees and commitments	-713	-549	-563	-683	-511	-578	-511
Net income from investments	450	449	177	228	107	66	283
PROFIT BEFORE TAX	**2,016**	**2,514**	**2,215**	**633**	**1,679**	**1,473**	**1,784**
Income tax for the period	-422	-613	-697	-241	-485	-445	-530
NET PROFIT	**1,594**	**1,901**	**1,518**	**392**	**1,194**	**1,028**	**1,254**
Profit (Loss) from non-current assets held for sale, after tax	17	16	23	25	38	5	1
PROFIT (LOSS) FOR THE PERIOD	**1,611**	**1,917**	**1,541**	**417**	**1,232**	**1,033**	**1,255**
Minorities	-174	-231	-184	-129	-189	-109	-127
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,437**	**1,686**	**1,357**	**288**	**1,043**	**924**	**1,128**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. Information on the methods applied to restate pro-forma data is provided in the introductory note to the Quarterly Report.

Main Divisional Results

(€ million)

KEY FIGURES	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEMENT	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest income								
Jan-Sept 2006	**3,535**	**2,480**	**833**	**227**	**853**	**1,247**	**208**	**9,383**
Jan-Sept 2005	3,265	2,387	906	197	738	1,058	334	8,885
Net non-interest income								
Jan-Sept 2006	**2,284**	**1,107**	**1,599**	**1,521**	**700**	**792**	**167**	**8,170**
Jan-Sept 2005	2,260	1,139	1,266	1,296	623	526	-309	6,801
OPERATING INCOME								
Jan-Sept 2006	**5,819**	**3,587**	**2,432**	**1,748**	**1,553**	**2,039**	**375**	**17,553**
Jan-Sept 2005	5,525	3,526	2,172	1,493	1,361	1,584	25	15,686
Operating costs								
Jan-Sept 2006	**-3,995**	**-1,258**	**-1,111**	**-953**	**-766**	**-1,065**	**-608**	**-9,756**
Jan-Sept 2005	-4,083	-1,281	-1,035	-905	-725	-854	-550	-9,433
OPERATING PROFIT								
Jan-Sept 2006	**1,824**	**2,329**	**1,321**	**795**	**787**	**974**	**-233**	**7,797**
Jan-Sept 2005	1,442	2,245	1,137	588	636	730	-525	6,253
Adjustments and provisions [1]								
Jan-Sept 2006	**-761**	**-585**	**-**	**-50**	**-96**	**-178**	**-458**	**-2,128**
Jan-Sept 2005	-637	-686	-40	-4	-86	-123	-197	-1,773
Net income from investments								
Jan-Sept 2006	**4**	**44**	**67**	**-**	**30**	**2**	**929**	**1,076**
Jan-Sept 2005	1	133	123	13	9	24	153	456
PROFIT BEFORE TAX								
Jan-Sept 2006	**1,067**	**1,788**	**1,388**	**745**	**721**	**798**	**238**	**6,745**
Jan-Sept 2005	806	1,692	1,220	597	559	631	-569	4,936
Cost/income ratio (%)								
Jan-Sept 2006	**68.7**	**35.1**	**45.7**	**54.5**	**49.3**	**52.2**	**n.s.**	**55.6**
Jan-Sept 2005	73.9	36.3	47.7	60.6	53.3	53.9	n.s.	60.1

1. Including integration costs

STAFF AND BRANCHES	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEMENT	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Employees [1]								
as at 30 September 2006	**35,510**	**9,521**	**3,244**	**5,669**	**26,473**	**39,061**	**22,881**	**142,359**
as at 31 December 2005	36,067	9,597	3,347	5,655	26,797	38,210	26,058	145,731

1. Full time equivalent. Koç Group, which is consolidated proportionately, is considered at 100%.



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EXPLANATORY NOTES AND DIRECTORS' REMARKS

World Economy

ECONOMIC SCENARIO

The first nine months of 2006 were characterised by some continuing factors and some positive new developments. The continuing factors concerned the strength of the buoyant phase of the world economy and the associated continuation of interest rate hikes by many central banks. The positive new developments concerned raw material prices, particularly oil, which, after a long period of increases, seems to have reversed course since the beginning of September. In addition, the eurozone economy seems to have moved rather decisively into an acceleration phase which is not based exclusively on foreign demand and is therefore participating in the expansive phase of the world economy. The United States is reaffirming its role on the global economic stage, although in recent months the signs of slowing growth have become more evident. Q3 2006 saw US GDP grow at an annualised rate of 1.6% over the previous quarter, slower in comparison to Q1 and Q2 with growth of 2.9% and 5.6% respectively. A positive contribution to growth continued to come from investments in machinery and private consumption, while both residential investments and net exports were the main reasons for the slowdown. As already noted above, oil prices are declining and dropped to around $60 a barrel in September. As a result, American inflation recently started to decelerate dropping to 2.1% in September. However, core inflation (excluding energy costs) remained steady at 2.9% in September. The relaxation of pressures on pricing and the economic slowdown led the Fed, for the second time in a row, to leave interest rates unchanged at 5.25% at its meeting at the end of September, following four increases during the first six months of the year. As a result, the performance of the ten-year benchmark fell from 5.10% in June to 4.60% at the end of September (4.4% at the end of 2005).

In the eurozone the recovery continued to show signs of strengthening. Q2 2006 saw European GDP rise by 0.9% over Q1 2006 (which rose at a rate of 0.8% quarter-on-quarter). A major contribution to growth came from investments and private consumption, although the latter slowed in Q2 rising by 0.3% quarter-on-quarter compared to 0.7% in Q1. Business confidence indices for manufacturing and service companies in the eurozone continued to rise with strong increases especially for German and Italian businesses. The business confidence index for German companies (IFO), remained high, reaching a level of 106.8 in June, its highest since 1991, even though it started to slow down slightly dropping to 104.9 in September. In Italy, after the ISAE business confidence survey reached a high in June (since December 2000) of 98.3, it moved to 97.3 in September reflecting the slowdown witnessed in the summer and reinforcing the expectation that Italian industrial production will remain steady. Industrial production from January to August rose substantially, and primarily in Germany, at a rate of 5.0% year-on-year, but significant gains of 2% and 1.1% year-on-year respectively were also reported in Italy and France. Although the Austrian economy recently increased its emphasis on business ties with Eastern Europe, it stands to benefit from the current acceleration in the German manufacturing sector. There were substantial increases in business confidence that were also supported by actual industrial production data which rose by 6.4% year-on-year during the January to July period. Economic expansion in the eurozone as a whole and in individual countries was also due to an upturn in private consumption as confirmed by the gradual recovery in consumer confidence which lagged a few months behind business confidence but still seems to be following the same upward trend.

As a result of the recent drop in oil prices, eurozone inflation also declined to 1.7% in September, which was well below the 2.3% reported in August and the medium-term target of 2%. Core inflation continues to be modest at 1.5%, the level seen at the beginning of the year. Nonetheless, the European Central Bank continues to report risks of upward pressures on inflation stemming in the medium term from growth in the money supply in recent months and in loans to the private sector in an environment in which economic growth is tending to strengthen. The three rate increases in March, June and August should be seen in this context. They brought the reference interest rate to 3.0% (which was again revised with the increase to 3.25% at the beginning of October). The performance of the ten-year benchmark rose from 3.3% at the end of 2005 to 3.7% at the end of September.

In Q3 2006, the economic performance of countries in New Europe was quite strong. Capital expenditure and private consumption were the main driving force for economic growth in the region, while the contribution from net exports continued to play a predominant role particularly in Poland, the Czech Republic and Croatia.

Exchange rates generally trended upward but were somewhat volatile in some countries due, in certain cases, to an uncertain political situation. Inflationary pressures emerged almost everywhere and led most central banks in the region to adopt a more restrictive posture. In some countries, the deterioration of tax equilibrium represented a further reason for a rate increase.

In Poland, in particular, although the central bank left the reference rate unchanged at 4%, expectations for an increase before the end of 2006 were further strengthened. Inflationary risks were the main motivation for the Slovak central bank's overall rate increase of 75 bp (in two separate moves of 50 bp and 25 bp in July and September respectively). A restrictive monetary policy, which was partly motivated by a delay in the implementation of tax adjustments needed for the country, was followed in both the Czech Republic and Hungary where rates rose by 50 bp and 150 bp respectively during the quarter. In Turkey, however, the delicate inflation situation, which is the main focus of the central bank, made it necessary to follow a prudent and conservative monetary policy. After a substantial rate increase of 400 bp in June, the Turkish central bank raised rates by only 25 bp in Q3. Although monetary policy was restrictive in Croatia, it was not able to contain the growth in bank loans and foreign debt which remains high.

BANKING AND FINANCIAL MARKETS

The upward trend in bank loans accelerated in Q3 2006 confirming the trend underway since the beginning of the year in all major eurozone countries. The corporate sector was the main driver of loan growth, and although loan demand from households remained at generally high levels, the trend was towards an overall adjustment. Bank rates continued to rise, albeit in different ways depending on the country concerned, but in line with the further upward corrections in policy rates implemented by the ECB.

In particular, loans in Q3 rose sharply in Italy and Austria. In September, overall loans in Italy rose by 10.6% year-on-year as against 10.1% in June (8.8% in December 2005), while in Austria the increase was 7.1% in August as against 6.7% in June (4.9% year-on-year in December 2005). This upswing was also witnessed in Germany although at relatively lower rates due partly to structural reasons. On the whole, loans rose by 0.4% year-on-year in August, as against 0.7% in June, confirming the positive trend that started only at the beginning of the year after three years in decline (down by 0.4% in December 2005). At the industry level, the growth in loan demand in the corporate sector was seen in all three countries. In particular, in Austria loans to businesses are now growing at a higher rate than those to households (up by 8.5% and 4.6% year-on-year respectively in August). In Italy, loans to businesses rose by 8.4% year-on-year in August (up by 5% year-on-year in December 2005), while loans to households were up 10.5% year-on-year in August falling slightly compared to the 11.7% level in December. In Germany loans to businesses (which also include finance companies and family firms) rose by 1.8% year-on-year in Q2 2006 (down by 1% year-on-year in December 2005) as compared to loans to households which were up by 2% year-on-year (up by 1.4% in December 2005).

Direct deposits also rose steadily during Q3 in the eurozone in general and in Italy, Germany and Austria in particular even though there were signs that growth was beginning to slow down after the strong increases seen in Q2. Businesses also posted the greatest gains in the area of deposits. With regard to types of deposits, there was a gradual shift during the year from current accounts to more remunerative types of deposits such as time deposits in Austria and Germany. In Italy, where these types of deposit are not widespread, there was continued interest primarily in bank bonds. On the whole, bank deposits were up by 5.7% year-on-year in August as against 5.4% in June (up by 4.4% in December 2005). For the same period in Germany, deposits rose by 4.3% year-on-year as against 4.6% in June (3.5% in December 2005). And in Italy, deposits were up by 4.6% year-on-year in September (based on ABI estimates) as against 5.4% in June (up by 7.5% in December 2005), but there was even stronger growth in bank bonds which rose by 10.8% in September, as against 9.8% in June (10.3% in December).

In Q3, indirect deposits benefited from the upturn in stock markets which more than offset the sharp losses in Q2. On the whole, the Morgan Stanley Capital Index Europe was up by 8.9% for the first nine months of 2006 over the December 2005 figure. During the same period the Austrian stock market (ATX) was up by 5.5%, the German stock market (DAX 30) by 11% and the Italian stock market (S&P MIB) by 7.8%. A similar growth trend was seen in the mutual fund market which, after a disappointing second quarter, started growing again due to the market effect and increased fund inflows, especially in Germany and Austria, while the market in Italy improved only slightly with a slight outflow of funds. In fact, fund levels at the end of the first nine months were down by 0.4% from the beginning of the year in Italy (compared to January levels, since a comparison with 2005 was not possible due to a change in Assogestioni reporting procedures), while in Austria and Germany funds were up by 5.1% and 5.4% respectively. For the first nine months there was a net outflow of funds of €11.2 billion in Italy, and a net inflow of €7 billion in Austria and €41.7 billion in Germany.

Group Results

Q3 2006 also showed strong growth in the Group's profit performance — in terms of both operating profit and net profit — when compared with the September 2005 figures. The financial statements for the first nine months of the year showed a gross operating profit of €7,797 million, up by 24.7% compared with the corresponding period of the previous year (+22.0% excluding the exchange rate effect and on a comparable basis). This growth becomes even more pronounced as we move down through the income statement: net profit for the period, at €5,069 million, is 44% higher than the same period in 2005 (+39.4% at constant exchange rates and on a comparable basis), partly benefiting from the capital gains obtained from the disposal of some equity investments, such as the gains on the sale of 2S Banca (€401 million, net of profit for the period). Excluding minorities, the Group's net profit for the first nine months of 2006 stands at €4,480 million, up by 44.7% on the same period in 2005. After deducting income from investments, the Group's net profit still shows a rise of 32.5% compared with the first nine months of 2005.

Annualised ROE stood at 16.7%, compared with the estimated figure of 11.9% for the first nine months of 2005 and 11.5% for the whole of 2005 pro-forma (excluding restructuring costs).

Contributions to the strong progress of the Group's overall results were made by all the principal business areas, which show significant rates of growth in profit before tax in the nine-month period under review.

(€ million)

PROFIT BEFORE TAX BY DIVISION

	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
	2006	2005	CHANGE	Q3	Q2	Q1
Retail	1,067	806	+ 32.4%	241	402	424
Corporate	1,788	1,692	+ 5.7%	505	644	639
Private Banking & Asset Management	745	597	+ 24.8%	211	265	269
Markets & Investment Banking	1,388	1,220	+ 13.8%	355	411	622
Poland Markets	721	559	+ 29.0%	248	245	228
Central Eastern Europe (CEE)	798	631	+ 26.5%	290	264	244
Other components [1]	238	-569	..	166	283	-211
Total	**6,745**	**4,936**	**+ 36.6%**	**2,016**	**2,514**	**2,215**

1. Global Banking Services Division, Corporate Centre, Splitska banka, interdivisional adjustments and consolidation adjustments not associated to individual Divisions

OPERATING PROFIT

If we compare operating profit for Q3 2006 alone (€2,387 million) with that for Q3 2005, we see strong growth of 9.4%, supported by a marked rise in revenues (operating income up by 4.6%, at €5,614 million for the quarter) only partly dampened by a slight increase in operating costs (up by 1.4%, for

an overall figure of €3,227 million). Even if we exclude the exchange rate effect and changes in the scope of consolidation of the HVB Group, the growth in operating profit appears significant, with a rise of 8.0%. As mentioned previously, the cumulative value of this figure for the nine months stands at €7,797 million, up by 24.7% compared with the same period of 2005 (+22.0% at constant exchange rates and on a comparable basis).

(€ million)

OPERATING PROFIT

	FIRST 9 MONTHS		CHANGE		Q3		CHANGE	
	2006	2005	ACTUAL	ADJUSTED [1]	2006	2005	ACTUAL	ADJUSTED [1]
Net interest income	9,383	8,885	+ 5.6%	+ 4.6%	3,136	2,986	+ 5.0%	+ 4.3%
Net non-interest income	8,170	6,801	+ 20.1%	+ 16.4%	2,478	2,379	+ 4.2%	+ 2.9%
Operating income	**17,553**	**15,686**	**+ 11.9%**	**+ 9.7%**	**5,614**	**5,365**	**+ 4.6%**	**+ 3.7%**
Operating costs	-9,756	-9,433	+ 3.4%	+ 1.5%	-3,227	-3,184	+ 1.4%	+ 0.7%
Operating Profit	**7,797**	**6,253**	**+ 24.7%**	**+ 22.0%**	**2,387**	**2,181**	**+ 9.4%**	**+ 8.0%**

1. Adjusted for first-time consolidation effects and exchange differences.

Cost/income	**55.6%**	**60.1%**			**57.5%**	**59.3%**

Operating income, which stood at €17,553 million at the end of September, rose by 11.9%, of which slightly more than two percentage points were attributable to the exchange rate effect or changes in the scope of consolidation. The strong growth in the component associated with net interest income (at €9,383 million, up by 5.6% compared with the 2005 figure) was accompanied by the support offered by the income component deriving from net non-interest income, which at €8,170 million for the period showed a 20.1% rise on 2005 (+16.4% after adjustment for exchange rates and on an equivalent basis). In terms of trends (i.e. comparing the figure for Q3 2006 with that for Q3 2005), the growth in net non-interest income was less pronounced (up by 4.6% actual change; up by 3.7% after correction and normalisation for exchange rate and on an equivalent basis). Operating costs, at €9,756 million for the nine-month period concerned, were up by 3.4% compared with the same period in 2005 (however, at constant exchange rates and on a comparable basis, the rise was considerably more modest at 1.5%). This rise was associated, at least in part, with the expansion of activities and the increase in variable components.

Owing to the different trends for costs and income, the ratio between these two values showed a significant fall when compared on an annualised basis, from 60.1% in the first nine months of 2005 to 55.6% for the same period in 2006.

As already highlighted, all the divisions of the Group made a contribution to the overall rise in operating profit, with quite remarkable growth rates of more than 15% (with the exception of

the Corporate division, which, with operating profit of €2,329 million, nevertheless contributed approximately one-third of the Group's overall profit). Below, we examine in brief the operating profit of the three divisions which made the largest contribution to the overall result. For an analysis of the still-considerable performance of the other Divisions, refer to the relevant specific sections.

(€ million)

OPERATING PROFIT BY DIVISION

	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
	2006	2005	CHANGE	Q3	Q2	Q1
Retail	1,824	1,442	+ 26.5%	559	632	633
Corporate	2,329	2,245	+ 3.7%	734	799	796
Private Banking & Asset Management	795	588	+ 35.2%	253	266	276
Markets & Investment Banking	1,321	1,137	+ 16.2%	343	368	610
Poland Markets	787	636	+ 23.7%	269	268	250
Central Eastern Europe (CEE)	974	730	+ 33.4%	349	327	298
Other components [1]	-233	-525	- 55.6%	-120	85	-198
Total	**7,797**	**6,253**	**+ 24.7%**	**2,387**	**2,745**	**2,665**

1. Global Banking Services Division, Corporate Centre, Splitska banka, interdivisional adjustments and consolidation adjustments not associated to individual Divisions

In the first nine months of 2006, the operating profit of the Corporate division, at €2,329 million, represented a rise of 3.7% compared with the same period of the preceding year. Against a modest rise in revenues (1.7% increase in operating income, at €3,587 million), operating costs (€1,258 million) are 1.8% down on the same period in 2005. Here too, a geographical analysis shows a clear differentiation in the behaviours of individual countries within the division: the effort to contain costs was concentrated in the German part of the division (down by 13.0%), while the greatest effort to increase revenues was made by the Austrian part (+5.9%).

The operating profit of the Retail division shows a rise of 26.5% in the nine months under consideration, at €1,824 million. This growth was the result of a considerable rise in operating income (+5.3%, at €5,819 million) and a significant reduction of operating costs, down by 2.2% for the period at €3,995 million. A brief geographical analysis shows that within the division, the boost to revenues derived mainly from the Italian component (operating income for the Italian part of the Retail division rose by 7.8% to €3,524 million), while the containment of costs was concentrated in the German and Austrian components (-7.7% and -3.9% respectively).

The Markets & Investment Banking division, in the period under consideration, shows a 16.2% rise in operating profit, which at the end of September stood at €1,321 million, thanks, in particular, to the performance of the German component of the division. This substantial rise was generated by the strong boost from revenues (operating income rose by 12% to €2,432 million, thanks

mainly to the push received from trading profits, up by 28.2%), only partially dampened by a rise in operating costs (up by 7.3%) higher than the average for the Group.

Below, we analyse the movements of the principal items of operating profit, briefly illustrating Group performance. For more detailed comments on the results of the individual business areas please refer to the relevant section concerning the activity and results of the Divisions.

NET INTEREST INCOME

During the first nine months of 2006, the Group's net interest income, equal to €9,383 million, experienced actual growth of 5.6% (a 4.6% increase when calculated at constant exchange rates and on an equivalent basis), with its two components proving similar. In fact, growth in the "net interest" item (equal to an overall amount of €8,858 million) was 5.6% (+4.5% in data adjusted to eliminate the effects related to exchange rate fluctuations and on an equivalent basis), while in "dividends and other income from equity investments" it was 5.2% (+6.2% in adjusted data), reaching the sum of €525 million. Especially in view of the still contradictory signals on spreads and mark-ups in particular, interest income was sustained by lively trading volumes and marked growth in customer loans and customer deposits in some regions - particularly in the Italian market (with year-to-date increases of 7.3% in customer loans and 11.6% in deposits) and in the New Europe market (with a 16.1% growth in customer loans and 9.6% in amounts due to customers for the first nine months of the year).

(€ million)

NET INTEREST INCOME

	FIRST 9 MONTHS		CHANGE		Q3		CHANGE	
	2006	2005	ACTUAL	ADJUSTED [1]	2006	2005	ACTUAL	ADJUSTED [1]
Net interest	8,858	8,386	+ 5.6%	+ 4.5%	2,986	2,858	+ 4.5%	+ 3.8%
Dividends and other income from equity investments	525	499	+ 5.2%	+ 6.2%	150	128	+ 17.2%	+ 15.2%
Net interest income	**9,383**	**8,885**	**+ 5.6%**	**+ 4.6%**	**3,136**	**2,986**	**+ 5.0%**	**+ 4.3%**

1. Adjusted for first-time consolidation effects and exchange differences.

Comparing trends between the results posted for the net interest income item in Q3 2006 of this financial year alone (€3,136 million) and Q3 2005, this growth rate is in fact confirmed, showing a change of +5.0% (+4.3% in adjusted data). The change posted in the "net interest" component alone, which further showed a growth trend in the first three quarters of the year, is slightly more modest (+4.5%, +3.8% adjusted), bringing that item to €2,986 million. Growth was decidedly more significant with "dividends and other income from equity investments" (17.2%; up by 15.2% at constant exchange rates and on an equivalent basis), equalling €150 million for the quarter.

(€ million)

NET INTEREST BY DIVISION

	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
	2006	2005	CHANGE	Q3	Q2	Q1
Retail	3,481	3,228	+ 7.8%	1,192	1,165	1,124
Corporate	2,447	2,348	+ 4.2%	810	821	816
Private Banking & Asset Management	220	183	+ 20.2%	76	75	69
Markets & Investment Banking	733	837	- 12.4%	266	215	252
Poland Markets	830	723	+ 14.8%	288	269	273
Central Eastern Europe (CEE)	1,233	1,037	+ 18.9%	425	393	415
Other components [1]	-86	30	..	-71	-11	-4
Total	**8,858**	**8,386**	**+ 5.6%**	**2,986**	**2,927**	**2,945**

1. Global Banking Services Division, Corporate Centre, Splitska banka, interdivisional adjustments and consolidation adjustments not associated to individual Divisions.

The Retail Division, which contributed over 50% of the total change in this item with estimated net interest of €3,481 million, grew at a rate of 7.8% compared to the first nine months of 2005, sustained in part by growth in customer loans and above all deposit volumes, although it was favoured as well by a widening of the mark-down following the increase in market rates. It was the Italian component (€2,072 million, almost two-thirds of the total) that posted the most considerable increase (+13.4%), thanks also to the strong demand for loans, above all mortgage credit.

Net interest growth was less robust in the Corporate division, where with an amount equal to €2,447 million in the nine months under review, growth of 4.2% was posted, reflecting a more moderate increase in customer loans (up by 1.6% from the beginning of the year). The greatest contribution to growth in this item also came from the Italian component of the division, which with a balance of €1,283 million (up by 7.5% compared to the first nine months of 2005) nevertheless amounted to over half the total net interest amount posted in the entire division.

Very significant net interest growth was witnessed in the two divisions geared toward New Europe markets. The Poland Markets division, with €830 million in net interest, showed an increase of 14.8% (a 10.7% increase at constant exchange rates), compared to the first nine months of 2005 (as against growth of 9.6% in customer loans and 10.3% in customer deposits compared to December 2005), while the CEE division saw net interest growth of 18.9% (a 10.3% increase at constant exchange rates and on an equivalent basis), thanks primarily to the strong rise in customer loan volume (+19.7%) and deposits (+9.2%) compared to the end of the previous financial year.

(€ million)

LOANS TO CUSTOMERS AND CUSTOMER DEPOSITS BY DIVISION

	LOANS TO CUSTOMERS			DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		
	30.09.2006	31.12.2005	CHANGE	30.09.2006	31.12.2005	CHANGE
Retail	139,114	136,096	+ 2.2%	142,295	133,696	+ 6.4%
Corporate	167,245	164,546	+ 1.6%	75,383	72,677	+ 3.7%
Private Banking & Asset Management	6,507	6,076	+ 7.1%	19,214	18,497	+ 3.9%
Markets & Investment Banking	36,860	38,589	- 4.5%	74,495	74,280	+ 0.3%
Poland Markets	17,283	15,768	+ 9.6%	24,932	22,613	+ 10.3%
Central Eastern Europe (CEE)	34,535	28,848	+ 19.7%	35,284	32,325	+ 9.2%
Other components [1]	28,040	36,630	- 23.5%	115,610	108,160	+ 6.9%
Total	**429,584**	**426,553**	**+ 0.7%**	**487,213**	**462,248**	**+ 5.4%**

1. Global Banking Services Division, Corporate Centre, Splitska banka, interdivisional adjustments and consolidation adjustments not associated to individual Divisions.

NET NON-INTEREST INCOME

In the first nine months of 2006 net non-interest income totalled €8,170 million, up by 20.1% year-on-year (up by 16.4% at constant exchange rates and on a comparable basis) thanks to the good performance of all components. The growth in the Q3 2006 result was less significant compared to Q3 2005, but nevertheless exceeded 4% (up by 2.9% at constant exchange rates and on a comparable basis).

(€ million)

NET NON-INTEREST INCOME

	FIRST 9 MONTHS		CHANGE		Q3		CHANGE	
	2006	2005	ACTUAL	ADJUSTED [1]	2006	2005	ACTUAL	ADJUSTED [1]
Net fees and commissions	6,193	5,476	+ 13.1%	+ 11.8%	1,951	1,908	+ 2.3%	+ 2.6%
Net trading, hedging and fair value income	1,688	1,266	+ 33.3%	+ 27.5%	431	432	- 0.2%	- 3.4%
Net other expenses/income	289	59	..	..	96	39	..	..
Net non-interest income	**8,170**	**6,801**	**+ 20.1%**	**+ 16.4%**	**2,478**	**2,379**	**+ 4.2%**	**+ 2.9%**

1. Adjusted for first-time consolidation effects and exchange differences.

Net fees and commissions, equal to €6,193 million for the first nine months of the financial year, also experienced strong growth. In fact, the increase posted was 13.1% higher than the balance during the same period of 2005 (+11.8% with constant exchange rates and on an equivalent basis). The data for Q3 2006 alone (€1,951 million), despite experiencing a drop compared to Q2, also due to seasonal factors, nevertheless showed an increase of 2.3% (2.6% adjusted) over Q3 2005.

Of note, both in absolute terms as well as in terms of percentage growth, was the increase posted by asset management and administration services (equalling €3,098 million, with an increase of 16.5% compared to the first nine months of 2005), supported in part by good progression in the volume of assets managed by the Group's asset management subsidiaries (a 11.7% increase compared to September 2005). Within that item, furthermore, it was the revenues deriving from segregated accounts that showed the highest growth rate (+119.1%, reaching €206 million), even though in absolute terms it was the revenues deriving from the sale of funds (€1,720 million, up by 20.5%) that provided the greatest contribution to growth in this item (in fact almost three quarters of the overall increase was attributable to the growth of such revenues).

(€ million)

NET FEES AND COMMISSIONS

	FIRST 9 MONTHS		CHANGE	
	2006	2005	AMOUNT	PERCENT
Asset management, custody and administration:	3,098	2,660	+ 438	+ 16.5%
segregated accounts	*206*	*94*	*+ 112*	*+ 119.1%*
management of collective investment funds	*1,720*	*1,427*	*+ 293*	*+ 20.5%*
insurance products	*385*	*331*	*+ 54*	*+ 16.3%*
securities dealing, placement and other services	*787*	*808*	*- 21*	*- 2.6%*
Current accounts, loans and guarantees	1,342	1,313	+ 29	+ 2.2%
Collection and payment services	1,009	836	+ 173	+ 20.7%
Forex dealing	409	357	+ 52	+ 14.6%
Other services	335	310	+ 25	+ 8.1%
Total net fees and commissions	**6,193**	**5,476**	**+ 717**	**+ 13.1%**

Crucial support for commission performance also came from collection and payment services. In fact, the revenues attributable to this particular business amounted to €1,009 million, or 20.7%, more than obtained during the first nine months of the previous year.

In light of the above it is clear that the Private Banking & Asset Management division offers the most significant contribution to commission revenue growth (slightly less than one-third of the overall increase for this item derives from this division). During the first nine months of the year, the overall amount of this Division's fee and commission income amounted indeed to €1,514 million, or 17.2% higher than the amount posted during the same period of 2005. Also very significant were the increases in net commissions in the two divisions geared toward New Europe markets. In the case of the Poland Markets division, the accrued revenues during the three quarters under this particular item amounted to €608 million, representing growth of 32.2% compared to the same period of 2005, whereas for the CEE division, the balance of €543 million is a 28.4% increase on the amount achieved in 2005.

The net result for trading, hedging and fair value amounted to €1,688 million at the end of September,

representing growth of 33.3% compared to the September 2005 figure. Adjusted for the effect of exchange rates and taking into account changes in the perimeter of consolidation, this increase is reduced to 27.5%. During Q3 2006 alone, the amount for this item reached €431 million, more or less equal to the level reached in Q3 2005. Progress was due largely to the Markets & Investment Banking Division, which in the first nine months of the year had chalked up €1,231 million in trading, hedging and fair value income, for growth of 28.2% over the data for the same period of the previous year. It was the components on the other side of the Alps in the division that led the overall growth of that item. Trading revenues for the Austrian part of the division (€176 million) grew by 66%, while the result for the German component alone, equal to €658 million, grew by 84.3% during the period, with a jump in results of almost 13% for Q3 alone over Q2.

Other net income was equal to €289 million during the nine months in question, compared to €59 million for the same period of 2005.

OPERATING COSTS

During the first nine months of the year, the Group's operating costs amounted to €9,756 million, posting an increase of 3.4% (or 1.5% if the data are adjusted for the effect of exchange rates and a different scope of consolidation). In the last three months alone, operating costs amounted to €3,227 million, with an increase over Q3 2005 of 1.4% (a 0.7% increase if adjusted for exchange rates and on an equivalent basis), being substantially stable (+0.1%) compared to the previous quarter.

(€ million)

OPERATING COSTS

	FIRST 9 MONTHS		CHANGE		Q3		CHANGE	
	2006	2005	ACTUAL	ADJUSTED [1]	2006	2005	ACTUAL	ADJUSTED [1]
Payroll costs	-5,824	-5,442	+ 7.0%	+ 5.4%	-1,926	-1,834	+ 5.0%	+ 4.9%
Other administrative expenses	-3,275	-3,245	+ 0.9%	- 1.4%	-1,095	-1,109	- 1.3%	- 3.4%
Recovery of expenses	185	176	+ 5.1%	+ 4.5%	64	60	+ 6.7%	+ 5.0%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-842	-922	- 8.7%	- 10.0%	-270	-301	- 10.3%	- 9.3%
Total	**-9,756**	**-9,433**	**+ 3.4%**	**+ 1.5%**	**-3,227**	**-3,184**	**+ 1.4%**	**+ 0.7%**

1. Adjusted for first-time consolidation effects and exchange differences.

Cost containment efforts were focused primarily on administrative expenses (equal to €3,275 million), which were up during the nine months under analysis by only 0.9% (dropping 1.4% if the effects of exchange rates and scope of consolidation are considered). The measures did however have a certain impact on payroll expenses, up 7.0%, also on account of the increases posted for that item under the CEE division (up by 21.3%, or 10.4% at constant exchange rates and on a comparable basis).

The greatest contribution in limiting operating cost increases came from the Retail and Corporate divisions.

For the former, the drop was equal to 2.2%, bringing total operating costs to €3,995 million. The decrease primarily concerned costs other than payroll (€2,100 million, with a drop of 5.4%), although significant cost containment attempts were also made on payroll expenses, which grew only 1.7% during the period. Within the division, the greatest effort was required by its German component, which succeeded in reining in its own operating costs by 7.7%, reaching €1,077 million.

Albeit to a smaller extent than in Retail, the Corporate division too saw the overall amount of its operating costs decline. During the nine months in question the total for this item was equal to €1,258 million, or 1.8% less than the amount posted during the same period of 2005. The fall in costs was made possible due to the strict tightening of expenses (other than payroll) which fell by 7%. Even in this case the most significant cost containment efforts prove to have been made by the division's German component, which reined in its operating costs by 13.0%, bringing them to €328 million.

The ratio between operating costs and operating income was reduced by 450bp, falling from 60.1% in the first nine months of 2005 to 55.6% during the same period of 2006, due primarily to the improvements achieved in the Retail division (-650bp, with a cost-income ratio of 68.7%) and in PB&AM (-610bp, with cost-income of 54.5%).

NET PROFIT

The increase in operating profit over the first nine months of 2005 was widened by higher net income from investments which were only partly offset by increases in provisions and net write-downs of loans and integration costs of €104 million.

NET INCOME FROM INVESTMENTS

Net income from investments as at the end of September totalled €1,076 million, of which €450 million was generated in Q3 compared to €456 million in the first nine months of 2005. Q3 profits benefited from gains from the sale of 2S Banca, which was finalised on 28 September and generated a capital gain of €401 million (net of gains for the period recognised under "gains on assets held for sale").
In H1 the most significant amount included in this item concerned the sale of Splitska banka, which generated a net capital gain of €367 million at consolidated level.

PROVISIONS FOR RISKS AND CHARGES AND INTEGRATION COSTS

At the end of September, provisions for risks and charges totalled €199 million as opposed to €113 million for the same period in 2005. Provisions included nearly €120 million attributable to Business Divisions, especially the Corporate, Retail and Private Banking Divisions, mainly to cover pending litigation and complaints, and approximately €80 million to the Corporate Centre.

During the first nine months of 2006, integration costs of €104 million were also incurred. Of this amount, €31 million was for extraordinary amortisation of software and €73 million for other charges, particularly for consulting on integration projects.

NET WRITE-DOWNS OF LOANS AND QUALITY OF CUSTOMER LOANS

Net write-downs of loans totalled €1,825 million over the first nine months of 2006, up by 14.1%, or €225 million in absolute terms, over the same period in 2005. Write-downs grew in particular in the Italian (up by €150 million) and Austrian businesses, mainly in the Retail segment. Net write-downs of loans in the CEE and Poland Markets Division grew by approximately €17 million, of which €16 million in the CEE Division alone, partly as a result of changes in the scope of consolidation. In Germany net write-downs on loans declined slightly, in particular thanks to a favourable environment in the Corporate sector.

Improvements in credit quality continued from H1 with a 0.3% reduction in the carrying value of total impaired loans compared to end-June, and an 8.1% reduction compared to end-December 2005. The reduction in H1 was achieved due to the finalisation of loan disposals announced at the end of 2005 (about €1.7 billion in gross non-performing and doubtful loans in HVB's Real Estate Restructuring portfolio and about €900 million in 'pre-combination' UniCredit's non-performing loans in the Retail and Corporate Banking Divisions).

(€ million)

IMPAIRED LOANS TO CUSTOMERS (by type)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.09.2006 [1]						
Face value	16,130	13,472	**29,602**	539	1,998	**32,139**
as a percentage of total loans	*3.60%*	*3.00%*	***6.60%***	*0.12%*	*0.45%*	***7.17%***
Write-downs	9,787	5,481	**15,268**	85	108	**15,461**
as a percentage of face value	*60.7%*	*40.7%*	***51.6%***	*15.8%*	*5.4%*	***48.1%***
Carrying value	6,343	7,991	**14,334**	454	1,890	**16,678**
as a percentage of total loans	*1.47%*	*1.85%*	***3.32%***	*0.11%*	*0.44%*	***3.87%***
As at 31.12.2005						
Face value	17,105	15,705	**32,810**	491	2,554	**35,855**
as a percentage of total loans	*3.84%*	*3.52%*	***7.36%***	*0.11%*	*0.57%*	***8.04%***
Write-downs	10,244	6,763	**17,007**	72	622	**17,701**
as a percentage of face value	*59.9%*	*43.1%*	***51.8%***	*14.7%*	*24.4%*	***49.4%***
Carrying value	6,861	8,942	**15,803**	419	1,932	**18,154**
as a percentage of total loans	*1.61%*	*2.10%*	***3.70%***	*0.10%*	*0.45%*	***4.26%***

1. Includes impaired loans on the books of HVB classified as assets held for sale.

At the end of September 2006, impaired customer loans totalled €16,678 million in carrying value, representing 3.87% of total customer loans, a reduction from 4.26% at the end of December. The carrying value amount is the result of a face value of €32,139 million, equal to 7.17% of total loans at face value (8.04% in December), and of write-downs of €15,461 million, with a coverage ratio of 48.1%. In addition to these adjustments were those for the performing loans totalling €1,707 million, equal to 0.41% of the corresponding gross loans (0.42% at the end of the previous financial year).

The loan disposals finalised during H1 and ordinary workout activities resulted in a reduction of over €3 billion in total non-performing and doubtful loans at face value since the beginning of the year. As can be seen from the table, with a substantially stable coverage ratio (51.6%), this reduction resulted in a decline in non-performing and doubtful loans as a percentage of total loans at book value from 3.70% at the end of December to 3.32% at the end of September 2006. The percentage of doubtful loans dropped from 2.10% to 1.85%, while the percentage of non-performing loans declined by a smaller amount (from 1.61% to 1.47%).

PROFIT BEFORE TAX

Profit before tax for the first three quarters of 2006 totalled €6,745 million, an increase of 36.6% year-on-year, thanks to the positive contribution of all Divisions (as illustrated at the beginning of this report) and of the Corporate Centre, the latter being attributable to higher income from investments.

Income taxes for the period were €1,732 million, up by 18.6% year-on-year, representing 25.7% of profit before tax. This was a reduction from the 30.6% reported for the full financial year 2005 due to higher (untaxed) capital gains on equity investments. Net profit totalled €5,013 million (up by 44.2%).

NET PROFIT

Assets held for sale contributed to net profit with gains of €56 million. Net profit for the period totalled €5,069 million (up by 44% over the first nine months of 2005 and up by 39.4% at constant exchange rates and on a comparable basis).

Minorities totalled €589 million over the first nine months of 2006, compared to €425 million in the same period of 2005 pro-forma. The latter included the earnings of Yapi Kredi before acquisition (€53 million). Therefore, the actual increase was €217 million, €190 million of which was attributable to HVB group minorities, excluding the share of BA-CA held directly, and €28 million to Pekao minorities as well as other changes of small individual amounts.

Net profit attributable to the Group totalled €4,480 million, an increase of €1,385 million (or 44.7%) compared to the first nine months of 2005 pro forma, and an increase of €2,362 million over the profit actually generated in the same period in 2005 (€2,118 million).

Operations and Results by Division

Retail Division

The Retail Division - headed by Roberto Nicastro - focuses on the mass-market, affluent and small business segments in Italy (UniCredit Banca, Clarima, Banca per la Casa and UniCredit Assicura), Germany (HVB AG, Bankhaus Neelmeyer, Vereinsbank Victoria Bauspar and PlanetHome) and Austria (BA-CA AG, VISA and Bausparkasse Wustenrot).

In the first nine months of the year the Division generated profit before tax of €1,067 million, an increase of €261 million or 32.4% over the same period in 2005.

(€ million)

INCOME STATEMENT						
	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
RETAIL DIVISION	**2006**	**2005**	**CHANGE**	**Q3**	**Q2**	**Q1**
Net interest	3,481	3,228	+ 7.8%	1,192	1,165	1,124
Dividends and other income from equity investments	54	37	+ 45.9%	24	13	17
Net interest income	**3,535**	**3,265**	**+ 8.3%**	**1,216**	**1,178**	**1,141**
Net fees and commissions	2,274	2,233	+ 1.8%	687	770	817
Net trading, hedging and fair value income	11	7	+ 57.1%	4	5	2
Net other expenses/income	-1	20	..	-12	13	-2
Net non-interest income	**2,284**	**2,260**	**+ 1.1%**	**679**	**788**	**817**
OPERATING INCOME	**5,819**	**5,525**	**+ 5.3%**	**1,895**	**1,966**	**1,958**
Payroll costs	-1,895	-1,863	+ 1.7%	-625	-643	-627
Other operating costs	-2,100	-2,220	- 5.4%	-711	-691	-698
Operating costs	**-3,995**	**-4,083**	**- 2.2%**	**-1,336**	**-1,334**	**-1,325**
OPERATING PROFIT	**1,824**	**1,442**	**+ 26.5%**	**559**	**632**	**633**
Provisions for risks and charges	-32	-10	..	-5	-11	-16
Integration costs	-3	-60	- 95.0%	-1	-2	-
Net write-downs of loans and provisions for guarantees and commitments	-726	-567	+ 28.0%	-314	-218	-194
Net income from investments	4	1	..	2	1	1
PROFIT BEFORE TAX	**1,067**	**806**	**+ 32.4%**	**241**	**402**	**424**

PROFITABILITY RATIO						
Cost/Income	**68.7%**	**73.9%**		**70.5%**	**67.9%**	**67.7%**

At the end of September 2006 operating income was €5,819 million, an increase of 5.3% over the previous year. This growth came mainly from net interest income (up by 7.8% excluding dividends) and fees and commissions (up by 1.8%) with a better mix between up-front and recurring fees and commissions.

Due to the containment of operating costs, which totalled €3,995 million at the end of September compared with €4,083 million for the previous year (down by 2.2%), the Division ended the period with operating profit of €1,824 million, a 26.5% increase.

ITALY

As at 30 September 2006, the Italian Retail business profit before tax totalled €1,027 million, up €99 million (+10.7%) on profit for the first nine months of 2005, which was appropriately restated for the changes in the scope of consolidation that occurred at the end of H1 2005.

At the end of September, net interest income was €2,116 million (up by 14% over September 2005) benefiting from sound growth in loans to customers (13% yoy) and an increase in interest rates (1-month Euribor rose 65 bp over the average for the first nine months of 2005). On a quarterly basis, net interest rose by €14 million over Q2 2006 (up by €35 million excluding the capital gain from the sale of non-performing loans recorded in Q2 2006 at €21 million) and by €103 million or 17% over Q3 2005 (from €612 to €715 million).

The positive trend in medium and long-term loans brought Italian total loans to €68.5 billion at the end of September 2006 (up by 9.4% over December 2005) due to an increase in the consumer credit component (up by 13%) and in mortgages to households (up by 13%). New loans to customers for the first nine months of 2006 consisted of €7.7 billion in mortgages (up by 17% over September 2005, due also to the excellent contribution of Banca per la Casa) and €1.4 billion in personal loans (up by 4% with a 17% increase in the non-captive component).

Direct deposits reached €83 billion (up by 6.5% over December 2005), of which nearly €54 billion was in the form of customer deposits.

At the end of September, net fees and commissions and other income totalled €1,408 million (down by 0.4% yoy). The Q3 2006 figure of €426 million reflected a decline of €65 million from Q2 2006 and of €40 million from Q3 2005. In both cases the decrease was due to net commissions at UniCredit Banca, and specifically lower up-front fees from the sale of deposits under administration and under management and lower account maintenance proceeds due to recent business strategies developed as a part of the Patti Chiari programme.

Bolstered by net interest income, operating income reached a level of €3,524 million at the end of September 2006, a 7.8% increase over the previous year with quarterly growth of €1,161 million over the two previous quarters.

Operating costs totalled €2,113 million at the end of September compared with €2,078 million for the previous year (up by 1.7%) with similar increases in the various cost components: payroll costs stood at €1,190 million (up by 1.7%) and other expenses at €923 million (up by 1.7%), however the growth in these measures was lower than the annual inflation rate.

Changes in payroll costs (€394 million in Q3 2006) differed depending on the quarter of comparison.

They declined by €9 million from Q2 2006 due to higher provisions from UniCredit Banca's bonus system that were posted at the end of June, and they rose by €13 million over Q3 2005 due to the impact of the renewal of the national collective labour contract which was partially offset by efforts to improve efficiency. Other expenses including amortisation and depreciation are in line with those for the previous quarter.

The components described above generated operating profit for the Italian Retail business of €1,411 million, an 18.5% increase over September 2005.

As at 30 September, provisions and write-downs totalled €384 million including €33 million for allocations to provisions for risks and charges which remained unchanged yoy. At the end of September 2006 loan write-downs totalled €351 million, an increase of €119 million over the September 2005 figure. The increase was partly due to the rise in loan volumes and to the improved rating classification of credit portfolios, which increased the coverage ratio of deteriorated loan positions (non-performing + doubtful + past-due loans) to 49%.

GERMANY

The Retail Division in Germany showed a successful business trend in the first nine months of 2006 with operating profit up by 82.5% to €261 million. Operating income increased by €28 million (or 2.1%). This development was mainly based on the good results in net fees and commissions, which increased by approximately 5% over the same period of 2005, thanks to the support of innovative products ("HVB-Höchststandzertifikat", "HVB 2x5-Anleihe", "Flex Bonus Zertifikat" and "HVB Best of funds") and a 7% increase in life insurance revenues. Bancassurance growth was driven by a greater awareness of the need for financial protection in the public and the pre-drawing effect of the reduction of the guaranteed interest rate from 2.75% to 2.25%.

Net interest income increased by 1.3% compared with the first nine months of 2005. Growth due to the combined effect of increasing margins in deposits, mainly in sight deposits, and decreasing revenues in lending, principally because of expiring mortgages and a stock reduction in small business loans.

Furthermore, based on the success of the new current account "Willkommenskonto", which was introduced into the market at the beginning of July, we managed to turn around the negative trend of customer losses to customer gains in the middle of the third quarter.

Operating costs decreased by 7.7% due to efficiency programmes, although the staff costs slightly increased.

With the higher revenues and lower costs the cost-income ratio improved significantly from 89.1% to 80.5%.

AUSTRIA

In the first nine months of 2006 the Retail Division in Austria generated an operating profit of €152 million, up by 40.7% over the same period of 2005.

Net interest was nearly flat vs. the same period of 2005. The main reasons are the difficult situation in the market both on account of the interest rate trend and due to the results achieved by consumer credit products sales, which were much lower than expected and did not contribute to the growth of total lending (€21 billion stock, up by 3.5% vs. end-2005). It was also due to the beginning of a more risk-adverse approach, whose positive results should be evident, if not in the short term, in the next few years.

These results were offset by the positive effects of high acquisition of deposits (€31 billion stock, up by 16% since the beginning of the year), partly coming from new ex-BAWAG customers, and mainly from the positive effect generated on the liabilities side by the increase in interest rates.

Successful new products had a very positive impact on non-interest revenues, with actual 8.7% growth in net fees and commissions. This was due to the strong sales performance in assets under management, particularly capital-guaranteed fund-based products.

This year a new revenue-split model with Bank Privat was implemented in line with the Divisionalisation requirements. On the basis of this model, there was a shift of approximately €15 million from operating costs to negative non-interest income, which brought about a penalisation of revenues and a benefit on the cost side.

Administrative expenses decreased by 3.9% or €33 million. However, approximately half of this reduction was generated by the mentioned split model with Bank Privat.

The cost-income ratio improved from 88.6% to 84.1%.

Corporate Division

The Group's Corporate Division – headed by Vittorio Ogliengo – mainly targets customers with revenues of over €3 million and reported results for UniCredit Banca di Impresa, the corporate divisions of HVB and BA-CA, the CREF (Commercial Real Estate Financing) segment of HVB, Locat and all the group's leasing companies (excluding those consolidated in the CEE division), UniCredit Factoring and UniCredit Infrastrutture.

Profit before tax for the first nine months of 2006 was up by 5.7% yoy to €1,788 million, with a good performance reported for all income statement aggregates. Looking at specifics, operating income was up 1.7% year-on-year to €3,587 million, total expenses were down by 1.8% bringing operating profit to €2,329 million, which was an increase of 3.7% over the 2005 figure. Performance was even more favourable considering that 2005 benefited from extraordinary events such as the fair value designation of the Fiat *convertendo* bond at UBI and the revenues from Bank Austria's sale of its stake in Investkredit.

CORPORATE DIVISION EXCLUDING CREF

Excluding the HVB real estate segment (HVB – CREF), which only became a part of the division in the second half of the year, the division ended the first nine months of the year with profit before tax of €1,719 million, an increase of 3% over the same period of the previous year. This positive performance was attributable to all the division's banks and companies that also benefited from the strong macroeconomic trend in various countries which was reflected in good volume and revenue growth (operating income up by 1.7% year-on-year despite both the slowdown in the Italian derivative market and the fact that the 2005 figure benefited from the fair value designation of the Fiat *convertendo* bond at UBI), a decline in costs (down by 0.9% compared to 2005) and in net loan write-downs (down by 12.1%). In terms of efficiency, there was an improvement in the cost-income ratio which improved by one percent from the 2005 figure to a level of 35.6%.

(€ million)

INCOME STATEMENT

CORPORATE DIVISION EXCLUDING CREF	FIRST 9 MONTHS 2006	FIRST 9 MONTHS 2005	CHANGE	2006 QUARTERLY FIGURES Q3	Q2	Q1
Net interest	2,312	2,217	+ 4.3%	768	777	767
Dividends and other income from equity investments	33	39	- 15.4%	5	14	14
Net interest income	**2,345**	**2,256**	**+ 3.9%**	**773**	**791**	**781**
Net fees and commissions	837	769	+ 8.8%	259	288	290
Net trading, hedging and fair value income	82	191	- 57.1%	20	33	29
Net other expenses/income	156	146	+ 6.8%	48	59	49
Net non-interest income	**1,075**	**1,106**	**- 2.8%**	**327**	**380**	**368**
OPERATING INCOME	**3,420**	**3,362**	**+ 1.7%**	**1,100**	**1,171**	**1,149**
Payroll costs	-541	-507	+ 6.7%	-179	-189	-173
Other operating costs	-677	-722	- 6.2%	-224	-229	-224
Operating costs	**-1,218**	**-1,229**	**- 0.9%**	**-403**	**-418**	**-397**
OPERATING PROFIT	**2,202**	**2,133**	**+ 3.2%**	**697**	**753**	**752**
Provisions for risks and charges	-37	-41	- 9.8%	-13	-15	-9
Integration costs	-1	-	..	-1	-	-
Net write-downs of loans and provisions for guarantees and commitments	-489	-556	- 12.1%	-174	-160	-155
Net income from investments	44	133	- 66.9%	-5	24	25
PROFIT BEFORE TAX	**1,719**	**1,669**	**+ 3.0%**	**504**	**602**	**613**

PROFITABILITY RATIO

	2006	2005		Q3	Q2	Q1
Cost/Income	**35.6%**	**36.6%**		**36.6%**	**35.7%**	**34.6%**

The Division's growth was reflected also in the trend of balance sheet data, which record an increase in customer loans and deposits from customers of respectively 2.9% and 4.1% from 31 December 2005, to €153 billion and €72.6 billion respectively as at 30 September 2006.

UniCredit Banca d'Impresa

UniCredit Banca d'Impresa, the Corporate Division's main bank, ended the first nine months of 2006 with profits reflecting the performance of the economy in the euro area. Good net interest income performance, the containment of operating costs and the maintenance of excellent loan quality offset lower commission volume from the placement of interest rate and exchange risk hedging products resulting in part from the bank's compliance with the new MiFID directive which is aimed at governing the operations of brokers and investment services.

Looking at details, operating income was down by 2.3% from the same period in 2005 to €1,510

million; however this decline was affected by the positive fair value designation of the Fiat *convertendo* bond. Excluding this effect, operating income would have been up by 2.4% over September 2005. Net interest income was up by 7.6% to €1,115 million, and this growth was primarily driven by an increase in medium and long-term loan volume and the good performance of deposit volume and spreads. Net fees and commissions were largely in line with the result of the previous year due to the good performance of Corporate Finance and Foreign Commercial Operations which contrasted with the lower contribution from fees on loans and guarantees, as well as account maintenance expenses.

Net trading profit declined by 59.3% compared to September 2005, this was partly due to the one-off upward valuation of the Fiat *convertendo* bond in 2005, and partly due to the decline in derivative business.

Operating costs remained largely unchanged from the previous year at €426.7 million. Payroll costs declined slightly from €248.5 million in September 2005 to €246.2 million (down by 0.9%). The cost-income ratio came in at an excellent level of 28.3%.

The increase in net loan write-downs (up by 9.2% over September 2005) was more than offset by the positive trend in provisions for risks and charges and by gains on the sale of equity holdings including a stake in Fiat following the exercise of call options.

As a result, net profit for the first nine months dropped by 1.6% from €482 million in September 2005 to €474 million, but was up by 9.2% if the one-off effects of the Fiat transaction are excluded.

Locat

Although the year started in line with expectations, the domestic leasing market has suffered in recent months from the standstill and uncertainty surrounding the new regulations on the tax treatment of properties.

As at 30 September 2006, new business in the industry totalled €30,884 million compared to €29,745 million for the same period of the previous year (up by 3.8%). Two-digit growth in the aircraft and equipment and machinery areas was offset by a decline in property leasing due to the new tax regulations which actually interrupted operations from July to September. Finally, the motor vehicle leasing area remained virtually unchanged.

Volume growth broken down by Locat's sectors of activity showed an increase in the "Motor Vehicle" area (10.9%), the "Equipment and Machinery" area (9.5%), and especially in the "Aircraft and Railway" area (25.6%). The property area outperformed the market: volume declined only 0.2% compared to a drop of 4.4% for the entire sector.

With regard to operating results, operating income was up 8.3% in comparison with the first nine months of 2005 as a result of an increase in net interest income (7.1%) and service revenues (12.3%).

The increase in operating costs was entirely due to the increase in operating lease operations which resulted in a rise in write-downs of tangible assets.

Net profit was up by 8.3% from €68.2 million for the first nine months of 2005 to €73.9 million.

Austria

BA-CA's corporate division also posted a positive performance. Excluding the extraordinary transaction involving the sale of Investikredit in 2005 and on an equivalent basis (taking into account the subsidiary CAIB which was consolidated in the division using the same consolidation principle in 2005 and 2006), there would have been year-on-year growth in profit before tax of 24%.

Net interest income totalled €467 million, and year-on-year growth excluding the above effects would have been 1.5%. This growth was the result of good performance in deposit spreads and volume, which was offset by the reduction in medium and long-term loan spreads, and in the leasing area.

Net fees and commissions also trended upward to a level of €272 million and were up by 6.7% on an equivalent basis over September 2005. This increase was primarily driven by commissions on derivatives and indirect deposits.

Total operating costs were up by 2.9% year-on-year, but excluding the effect of the different consolidation method used for CAIB over the two years, operating costs would have been down by 4.5%.

The cost-income ratio stood at 41.9%, an improvement of 1.5 percentage points over the previous year.

Good management combined with sound macroeconomic performance led to a 50% reduction in net loan write-downs compared to the same period in 2005.

Germany

Confirming the positive expectations from the divisionalisation process which was launched during the year, HVB's new Corporate Division ended the first nine months of 2006 with profit before tax of €385 million, a 38.5% improvement over 2005.

Net interest income on the asset side, which was nearly unchanged, was the result of a restructuring of exposure to corporate customers from short to medium and long-term (with lower spreads) offset by income growth from an upsurge in deposits, driven mainly by exports, and reflecting overall market liquidity.

The commission component, which was up by 5.4% over the same period of the previous year, reflected the intense service activity with a strong focus on professional and technological factors.

This activity can be equitably divided into its main components (Corporate Finance and Domestic and Foreign Transactions) and produced operating income of €837 million, an improvement of 1.5 percentage points over 2005.

The organisational restructuring launched during the year also had a major impact, with the first noticeable effects already being reflected in a 13% reduction in total costs from 2005. The increase in payroll costs was due exclusively to a reallocation of costs related to certain employees from administrative expenses to payroll costs. In the past, these employees were posted to other divisions of the bank.

Operating profit of €509 million is a combination of the results of the components noted above. It rose by €61 million in absolute terms (13.6%) year-on-year and generated a cost-income ratio of 39.2% compared to 45.7% for the previous year.

Good management was also reflected in terms of risk components which translated into a 24 percentage point reduction in net loan write-downs even though volume was virtually unchanged. This was primarily due to improved quality in the loan portfolio.

HVB - CREF

For the first nine months of 2006 HVB's real estate division posted a favourable perfomance with operating income of €167 million, a 1.8% increase over the €164 million reported for the same period in 2005. The growth in net commissions (from €29 to €30 million in 2006) confirmed the positive trend already seen in the previous quarter. Operating costs were down by 23.1% from €52 million in September 2005 to €40 million for the same period in 2006 with decreases in payroll costs, other expenses and amortisation and depreciation. Payroll costs actually dropped 26.7% from €15 million to €11 million. The cost/income ratio of 24% remained at an excellent level, improving by nearly 8 percentage points compared to the same period in 2005 (31.7%).

Private Banking & Asset Management Division

The Private Banking & Asset Management Division - headed by Dario Frigerio - managed and administered total financial assets in excess of €420 billion[1] as at 30 September 2006, up by about 14% since the beginning of the year due to both favourable net inflows reported in all the Division's companies and the acquisitions of Pioneer US (Vanderbilt with about €10 billion in assets).

(€ million)

INCOME STATEMENT

	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2006	2005	CHANGE	Q3	Q2	Q1
Net interest	220	183	+ 20.2%	76	75	69
Dividends and other income from equity investments	7	14	- 50.0%	3	2	2
Net interest income	**227**	**197**	**+ 15.2%**	**79**	**77**	**71**
Net fees and commissions	1,514	1,292	+ 17.2%	474	506	534
Net trading, hedging and fair value income	-10	-3	..	3	-11	-2
Net other expenses/income	17	7	..	2	8	7
Net non-interest income	**1,521**	**1,296**	**+ 17.4%**	**479**	**503**	**539**
OPERATING INCOME	**1,748**	**1,493**	**+ 17.1%**	**558**	**580**	**610**
Payroll costs	-496	-435	+ 14.0%	-167	-162	-167
Other operating costs	-457	-470	- 2.8%	-138	-152	-167
Operating costs	**-953**	**-905**	**+ 5.3%**	**-305**	**-314**	**-334**
OPERATING PROFIT	**795**	**588**	**+ 35.2%**	**253**	**266**	**276**
Provisions for risks and charges	-22	-5	..	-16	-2	-4
Integration costs	-24	-	..	-23	-1	-
Net write-downs of loans and provisions for guarantees and commitments	-4	1	..	-3	3	-4
Net income from investments	-	13	..	-	-1	1
PROFIT BEFORE TAX	**745**	**597**	**+ 24.8%**	**211**	**265**	**269**

PROFITABILITY RATIO

	2006	2005	CHANGE	Q3	Q2	Q1
Cost/Income	**54.5%**	**60.6%**		**54.7%**	**54.1%**	**54.8%**

1. The Division's total assets do not include duplications in Italy between the Asset Management and Private Banking Sub-Divisions.

The Division's profit before tax for the first nine months was €745 million representing a 24.8% increase (or up by €148 million) over the previous year. This was due to excellent revenue performance and cost controls in both the division's businesses.

Operating profit rose significantly during the period to €795 million (up by €207 million or 35% over the previous year) including €533 million attributable to Asset Management and €262 million to Private Banking.

Operating income rose by €255 million (or 17.1%) over the same period in 2005 to €1,748 million due to both growth in net fees and commissions on assets under management in both businesses, which were up 17.2% or €222 million over the previous year to €1,514 million, and as a result of the upward trend in net interest income which, owing to the favourable interest rate environment, grew 15.2% or €30 million to €227 million.

Higher costs were strongly influenced by the increase in payroll costs attributable to the divisionalisation process in Germany and Austria and the variable salary component. The Division's cost/income ratio fell to 54.5% from 60.6% in the same period of 2005 (down 610 basis points yoy).

An analysis of Q3 2006 results shows a reduction in profit before tax, which fell to €211 million. This QoQ decrease is mainly attributable to market volatility and the network's commitment in the divisionalisation and integration project.

PRIVATE BANKING

Financial assets under the management and administration of the main Private Banking entities totalled €157 billion as at 30 September 2006, a 9% increase since the beginning of the year despite the high volatility of financial markets.

(€ million)

MAIN BALANCE SHEET AND BUSINESS DATA

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AS AT 30.09.2006	30.06.2006	31.12.2005	30.09.2005	CHANGE OVER 31.12.2005	30.09.2005
TOTAL ASSETS - PRIVATE BANKING	**156,841**	**n.a.**	**143,549**	**n.a.**	**+ 9.3%**	**n.a.**
of which: ITALY	**84,937**	**78,322**	**77,080**	**74,216**	**+ 10.2%**	**+ 14.4%**
UNICREDIT PRIVATE BANKING						
Total Financial Assets incl. subsidiaries	69,219	63,056	62,283	60,123	+ 11.1%	+ 15.1%
Total Financial Assets UPB stand alone	60,859	55,002	54,269	52,368	+ 12.1%	+ 16.2%
No. of Client Managers	606	607	593	590	+ 2.2%	+ 2.7%
Total Financial Assets by Client Manager	100,4	90,6	91,5	88,8	+ 9.7%	+ 13.1%
UNICREDIT XELION BANCA						
Total Financial Assets	15,718	15,266	14,797	14,093	+ 6.2%	+ 11.5%
No. of Financial Studios	109	111	114	117	- 4.4%	- 6.8%
No. of PFA	1,947	1,957	1,967	1,974	- 1.0%	- 1.4%
Total Financial Assets by PFA	8,1	7,8	7,5	7,1	+ 8.0%	+ 14.1%
of which: GERMANY	**61,311**	**n.a.**	**56,058**	**n.a.**	**+ 9.4%**	**n.a.**
HVB AG WEM						
Total Financial Assets	30,038	n.a.	27,448	n.a.	+ 9.4%	n.a.
No. of Client Managers	178	n.a.	n.a.	n.a.	n.a.	n.a.
Total Financial Assets by Client Manager	169	n.a.	n.a.	n.a.	n.a.	n.a.
DAB						
Total Financial Assets	27,680	26,320	24,980	23,210	+ 10.8%	+ 19.3%
HVB Lux						
Total Financial Assets	3,593	n.a.	3,630	n.a.	- 1.0%	n.a.
of which: AUSTRIA	**10,593**	**10,165**	**10,411**	**10,411**	**+ 1.7%**	**+ 1.7%**
SCHOELLERBANK						
Total Financial Assets	5,991	5,781	5,891	5,776	+ 1.7%	+ 3.7%
No. of Client Managers	108	105	104	104	+ 4.4%	+ 4.1%
Total Financial Assets by Client Manager	55	55	57	56	- 2.6%	- 0.4%
BANKPRIVAT						
Total Financial Assets	4,602	4,384	4,520	4,635	+ 1.8%	- 0.7%
No. of Client Managers	46	42	40	40	+ 15.0%	+ 15.0%
Total Financial Assets by Client Manager	100	104	113	116	- 11.5%	- 13.7%

UniCredit Private Banking and UniCredit Xelion Banca were able to achieve a constant inflow of deposits, which totalled €6.6 billion year-to-date (of which 3.6 billion due to extraordinary transactions). Italy suffered from a highly negative environment: total assets under management recorded an outflow of 11.2 billion since the beginning of the year including a drop of €5.7 billion in Q3.

As regards profits, the Private Banking Sub-Division ended the first nine months of the year with operating profit of €262 million, representing a 41% increase over the previous year due mainly to sharp revenue growth (up by 14.5% over the previous year) and modest growth in operating costs (+4.3%)[1]. To be specific, for the first nine months of 2006 operating profit was €120 million in Italy (up by 45% over the previous year), €114 million in Germany (up by 33% over the previous year) and €28 million in Austria (up by 65% over the previous year).

Net interest made a positive contribution of €207 million (up by 21% over the previous year) to revenues due to an increase in market rates combined with deposit volume growth.

Net fees and commissions rose sharply to €552 million (up by 12% over the previous year). In particular, net fees and commissions at UniCredit Private Banking totalled €203 million, an increase of €13 million or 6.6% over 30 September 2005. This was due to higher recurring revenues resulting from high-quality sales in the previous and current years. Growth was strong in Germany (up by 13.7%) due to the significant improvement in asset mix.

(€ million)

INCOME STATEMENT

PRIVATE BANKING & ASSET MANAGEMENT DIVISION Private Banking	FIRST 9 MONTHS		CHANGE	2006 QUARTERLY FIGURES		
	2006	2005		Q3	Q2	Q1
Net interest	207	171	+ 21.1%	72	72	63
Dividends and other income from equity investments	1	10	- 90.0%	1	-	-
Net interest income	**208**	**181**	**+ 14.9%**	**73**	**72**	**63**
Net fees and commissions	552	493	+ 12.0%	150	191	211
Net trading, hedging and fair value income	-10	-3	+ 233.3%	1	-9	-2
Net other expenses/income	18	-	..	5	8	5
Net non-interest income	**560**	**490**	**+ 14.3%**	**156**	**190**	**214**
OPERATING INCOME	**768**	**671**	**+ 14.5%**	**229**	**262**	**277**
Payroll costs	-227	-210	+ 8.1%	-78	-75	-74
Other operating costs	-279	-275	+ 1.5%	-85	-97	-97
Operating costs	**-506**	**-485**	**+ 4.3%**	**-163**	**-172**	**-171**
OPERATING PROFIT	**262**	**186**	**+ 40.9%**	**66**	**90**	**106**
Provisions for risks and charges	-12	-6	+ 100.0%	-4	-4	-4
Integration costs	-2	-	..	-2	-	-
Net write-downs of loans and provisions for guarantees and commitments	-4	1	..	-3	3	-4
Net income from investments	-2	13	- 115.4%	-1	-1	-
PROFIT BEFORE TAX	**242**	**194**	**+ 24.7%**	**56**	**88**	**98**

PROFITABILITY RATIO

	2006	2005	CHANGE	Q3	Q2	Q1
Cost/Income	**65.9%**	**72.3%**		**71.2%**	**65.6%**	**61.7%**

1. Adjusting the figures for classification differences in the Austrian perimeter, the increase in expenses over the previous year would be reduced to below 2.6% and revenue growth would be around 13%.

Higher revenues pushed up costs but operating efficiency also improved: the Sub-Division's cost/income ratio fell to 65.9% from 72.3% in the corresponding period in 2005 (down 640 bp).

Profit before tax also rose sharply to €242 million (up by 24.7% over the previous year which included €13 million in extraordinary gains from the sale of Investkredit and APSS in Schoellerbank).

ASSET MANAGEMENT

Over the first nine months of 2006, the main events reflecting the strategic management of the asset management Sub-Division included:

- The acquisition in the US of Vanderbilt Capital Advisors, LLC, a company with considerable experience in the institutional segment and with assets of approximately €10 billion;
- In the context of the broader integration process with HVB, Pioneer Global Asset Management (PGAM) assumed legal control of Activest companies located in Germany, Luxembourg and Switzerland.

In keeping with the above-mentioned group strategies, over the coming months PGAM will assume control of the other asset management companies in the HVB group.

As at 30 September 2006, UniCredit's Asset Management Sub-Division had approximately €243 billion in assets under management. The 8.5% increase in assets from the beginning of the year can be attributed to net inflows (up by 2.2%), market performance (up by 0.3%), and for the remainder, to the expansion of the division's scope.

(€ million)

ASSETS UNDER MANAGEMENT

	AS AT				CHANGE OVER	
PRIVATE BANKING & ASSET MANAGEMENT DIVISION	**30.09.2006**	**30.06.2006**	**31.12.2005**	**30.09.2005**	**31.12.2005**	**30.09.2005**
Italy	108,404	106,290	108,241	105,416	+ 0.2%	+ 2.8%
USA	46,303	42,748	32,981	32,623	+ 40.4%	+ 41.9%
International	12,093	11,741	7,174	6,485	+ 68.6%	+ 86.5%
New Markets	6,330	5,948	5,882	5,441	+ 7.6%	+ 16.3%
Germany [1]	43,875	43,467	43,228	42,022	+ 1.5%	+ 4.4%
HVB [2]	4,932	5,493	5,486	5,415	- 10.1%	- 8.9%
BA-CA [3]	20,667	20,303	20,556	19,860	+ 0.5%	+ 4.1%
Total	**242,603**	**235,990**	**223,548**	**217,262**	**+ 8.5%**	**+ 11.7%**

1. Germany is a new Business Unit created in August 2006 which includes Activest and some companies of Pioneer previously allocated in International. Data have been proformed for the previous periods.
2. Nordinvest.
3. AMG and Capital Invest.

In particular, Pioneer reported net inflows of approximately €4.9 billion including €3.7 billion in the US, €900 million in the International area (due mainly to Spain and France), €500 million in Germany, and €400 million in the New Markets area. In the Italian mutual fund market, it reported a market share of 15.11% (calculated using the new Assogestioni method in force from 2006 which includes funds under foreign law in the statistics). There was a slight net inflow of funds at Nordinvest (HVB), Capitalinvest and AMG (BA-CA).

With regard to income, the Sub-Division ended the first nine months of the year with profit before tax of €503 million, up by €100 million or 24.8% over the previous year due primarily to excellent revenue performance. Performance for the quarter was affected by provisions and integration costs of €33 million which were mainly due to restructuring costs in Germany.

(€ million)

INCOME STATEMENT

PRIVATE BANKING & ASSET MANAGEMENT DIVISION Asset Management	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
	2006	2005	CHANGE	Q3	Q2	Q1
Net interest	13	12	+ 8.3%	4	3	6
Dividends and other income from equity investments	6	4	+ 50.0%	2	2	2
Net interest income	**19**	**16**	**+ 18.8%**	**6**	**5**	**8**
Net fees and commissions	962	798	+ 20.6%	324	315	323
Net trading, hedging and fair value income	-	-	-	1	-1	-
Net other expenses/income	-1	8	- 112.5%	-2	-1	2
Net non-interest income	**961**	**806**	**+ 19.2%**	**323**	**313**	**325**
OPERATING INCOME	**980**	**822**	**+ 19.2%**	**329**	**318**	**333**
Payroll costs	-269	-225	+ 19.6%	-89	-87	-93
Other operating costs	-178	-195	- 8.7%	-53	-55	-70
Operating costs	**-447**	**-420**	**+ 6.4%**	**-142**	**-142**	**-163**
OPERATING PROFIT	**533**	**402**	**+ 32.6%**	**187**	**176**	**170**
Provisions for risks and charges	-10	1	..	-12	2	-
Integration costs	-22	-	..	-21	-1	-
Net income from investments	2	-	..	1	-	1
PROFIT BEFORE TAX	**503**	**403**	**+ 24.8%**	**155**	**177**	**171**

PROFITABILITY RATIO

	2006	2005	CHANGE	Q3	Q2	Q1
Cost/Income	**45.6%**	**51.1%**		**43.2%**	**44.7%**	**48.9%**

Operating income as at 30 September 2006 grew to €980 million, showing a year-on-year increase of €158 million (19.2%) attributable to higher net commissions, which were up by €164 million (or 20.6%) to €962 million over the same period in 2005. The above growth for the Italian business of the Asset Management Sub-Division (old scope of consolidation, excluding Activest) can be attributed to asset management products which generated:

- higher management fees (up by 22% or €133 million) resulting from an increase in the average assets under management (with an effect on revenues of €105 million, up by 17%), and an improvement in the mix of products with higher added value;
- a highly positive result from performance fees, which grew to €42 million in September 2006 from €29 million in the same period in 2005.

Operating costs amounted to €447 million including amortisation and depreciation of €17 million, an increase of 6.4% over the same period of 2005. This increase was due to payroll costs which rose primarily as a result of:

- higher costs for stock option plans (up by about €4 million);
- the introduction in Ireland of new taxes for compensation paid to other staff (up by €6.3 million);
- the inclusion of the new Vanderbilt company in 2006 (up by €5.1 million).

Other administrative expenses declined despite higher amortisation costs on US asset management fixed-term contracts.

The Sub-Division's cost/income ratio fell to 45.6% from 51.1% in the corresponding period in 2005 (down by 550bp).

Operating profit, which rose in all 2006 quarters, was up by 32.6% over the corresponding period of the previous year to €533 million at the end of September.

Markets & Investment Banking Division

The Markets & Investment Banking Division (MIB) represents the investment banking franchise of the UniCredit Group and comprises the investment banking businesses of HVB, BA-CA and UBM. On 1 July 2006 MIB's target organisational structure was set up with the appointment of an Executive Committee headed by Sergio Ermotti. The Executive Committee is supported by the Operating Committee which comprises all business and support line responsibilities. MIB operates in three main areas: Markets, Investment Banking and COO functions.

The Markets area comprises trading and distribution activities across all financial products. The Investment Banking area includes hedging and origination of all product areas. In order to facilitate cross functional activities MIB has set up various joint ventures between Markets and Investment Banking to leverage resources and potential in Structured Credit.

MIB has around 3,200 employees working in 19 countries.

(€ million)

INCOME STATEMENT						
	FIRST 9 MONTHS			2006 QUARTERLY FIGURES		
MARKETS & INVESTMENT BANKING DIVISION	2006	2005	CHANGE	Q3	Q2	Q1
Net interest	733	837	- 12.4%	266	215	252
Dividends and other income from equity investments	100	69	+ 44.9%	27	31	42
Net interest income	**833**	**906**	**- 8.1%**	**293**	**246**	**294**
Net fees and commissions	359	328	+ 9.5%	95	133	131
Net trading, hedging and fair value income	1,231	960	+ 28.2%	313	363	555
Net other expenses/income	9	-22	- 140.9%	-4	6	7
Net non-interest income	**1,599**	**1,266**	**+ 26.3%**	**404**	**502**	**693**
OPERATING INCOME	**2,432**	**2,172**	**+ 12.0%**	**697**	**748**	**987**
Payroll costs	-531	-453	+ 17.2%	-166	-174	-191
Other operating costs	-580	-582	- 0.3%	-188	-206	-186
Operating costs	**-1,111**	**-1,035**	**+ 7.3%**	**-354**	**-380**	**-377**
OPERATING PROFIT	**1,321**	**1,137**	**+ 16.2%**	**343**	**368**	**610**
Provisions for risks and charges	-2	-9	- 77.8%	-1	2	-3
Integration costs	-	-	-	-	-	-
Net write-downs of loans and provisions for guarantees and commitments	2	-31	- 106.5%	-7	23	-14
Net income from investments	67	123	- 45.5%	20	18	29
PROFIT BEFORE TAX	**1,388**	**1,220**	**+ 13.8%**	**355**	**411**	**622**

PROFITABILITY RATIO						
Cost/Income	**45.7%**	**47.7%**		**50.8%**	**50.8%**	**38.2%**

Operating income for first nine months of 2006 was €2,432 million, an increase of 12% year on year. The underlying performance is even stronger than the revenues reflect, since these results were achieved despite an expected and managed shrinking of the Corporate Derivatives business in Italy; which means that other products and services *significantly off-set* this decrease.

Operating costs for first nine months of 2006 amounted to €1,111 million, representing an increase of 7.3% year on year. However costs grew much more slowly than revenues which produced an outstanding cost/income ratio of 45.7% (as against 47.7% at 30 September 2005) as the result of stringent cost management and the initial synergies arising out of the integration process.

Operating profit for first nine months of 2006 grew by 16.2% from €1,137 million in 2005 to €1,321 million.

Profit before tax for first nine months of 2006 amounted to €1,388 million, a 13.8% increase compared to the same period of 2005.

The table below provides the results achieved by the various business areas during the first nine months of 2006.

(€ million)

OPERATING INCOME BY BUSINESS AREA

MARKETS & INVESTMENT BANKING DIVISION	FIRST 9 MONTHS 2006	FIRST 9 MONTHS 2005	CHANGE PERCENT	Q3 2006
Markets	1,772	1,612	9.9%	524
Investment Banking	820	756	8.5%	285
Other	39	91	-57.2%	10
OPERATING INCOME (management data)	**2,631**	**2,459**	**7.0%**	**820**

MARKETS

The Markets area, comprising trading and distribution activities across all financial products, with revenues of €1,772 million (up by 10%) contributed 67% of the overall performance.

The strongest profit contribution came from the Structured Derivatives business, followed by the Fixed Income, Currency and Commodity businesses, combined representing almost 70% of Markets revenues, while the biggest year-on-year increase, of around 40%, was achieved by Equities.

Structured Derivatives

Trading activities and combined business with institutional and retail clients offset the expected and managed shrinkage of Italian corporate derivatives business.

(€ million)

INCOME STATEMENT

POLAND MARKETS DIVISION	FIRST 9 MONTHS 2006	FIRST 9 MONTHS 2005	CHANGE ACTUAL	CHANGE AT CONSTANT EXCH. RATES	Q3 2006	Q3 2005	CHANGE ACTUAL	CHANGE AT CONSTANT EXCH. RATES
Net interest	830	723	+ 14.8%	+ 10.7%	288	213	+ 35.2%	+ 33.3%
Dividends and other income from equity investments	23	15	+ 53.3%	+ 46.7%	7	-12	- 158.3%	- 158.3%
Net interest income	**853**	**738**	**+ 15.6%**	**+ 11.4%**	**295**	**201**	**+ 46.8%**	**+ 44.9%**
Net fees and commissions	608	460	+ 32.2%	+ 27.4%	198	162	+ 22.2%	+ 20.8%
Net trading, hedging and fair value income	83	154	- 46.1%	- 48.4%	21	85	- 75.3%	- 76.2%
Net other expenses/income	9	9	-	-	3	-4	- 175.0%	- 175.0%
Net non-interest income	**700**	**623**	**+ 12.4%**	**+ 8.2%**	**222**	**243**	**- 8.6%**	**- 10.0%**
OPERATING INCOME	**1,553**	**1,361**	**+ 14.1%**	**+ 10.0%**	**517**	**444**	**+ 16.4%**	**+ 14.9%**
Payroll costs	-397	-361	+ 10.0%	+ 5.8%	-130	-125	+ 4.0%	+ 2.4%
Other operating costs	-369	-364	+ 1.4%	- 2.2%	-118	-122	- 3.3%	- 4.2%
Operating costs	**-766**	**-725**	**+ 5.7%**	**+ 1.8%**	**-248**	**-247**	**+ 0.4%**	**- 0.8%**
OPERATING PROFIT	**787**	**636**	**+ 23.7%**	**+ 19.3%**	**269**	**197**	**+ 36.5%**	**+ 34.5%**
Provisions for risks and charges	-2	7	- 128.6%	- 128.6%	-3	7	- 142.9%	- 142.9%
Integration costs	-	-	-	-	-	-	-	-
Net write-downs of loans and provisions for guarantees and commitments	-94	-93	+ 1.1%	- 3.2%	-31	-30	+ 3.3%	-
Net income from investments	30	9	..	..	13	11	+ 18.2%	-
PROFIT BEFORE TAX	**721**	**559**	**+ 29.0%**	**+ 24.3%**	**248**	**185**	**+ 34.1%**	**+ 31.3%**
Income tax for the period	-144	-117	+ 23.1%	+ 19.0%	-51	-42	+ 21.4%	+ 19.5%
PROFIT (LOSS) FOR THE PERIOD	**577**	**442**	**+ 30.5%**	**+ 25.7%**	**197**	**143**	**+ 37.8%**	**+ 34.8%**

PROFITABILITY RATIO

	FIRST 9 MONTHS 2006	FIRST 9 MONTHS 2005	Q3 2006	Q3 2005
Cost/Income	**49.3%**	**53.3%**	**48.0%**	**55.6%**

The Division's results were driven by operating income, which totalled €517 million in Q3 2006 representing an increase of 15% at constant exchange rates (+16% at historical exchange rates) over Q3 2005. Operating income since the beginning of the year reached €1,553 million, an increase of 10% at constant exchange rates (14.0% at historical exchange rates) over the first nine months of 2005.

These increases were the combined result of:

- net interest which rose by 33% yoy in Q3 2006 and by 11% in the first nine months at constant exchange rates. This was primarily due to excellent growth in loan volume (loans to customers were

up by 13% at constant exchange rates) and in deposits (direct deposits including customer deposits and securities in issue were up by 13%) as well as the exclusion of HVB Ukraine in 2005 (an impact of about +2% on growth for the quarter and first nine months);
- excellent growth in net fees and commissions which rose by 21% at constant exchange rates in Q3 and by 27% for the first nine months at constant exchange rates. This was mainly due to effective business policies at the banks, especially in the retail and mutual fund segment, and also due to the consolidation of the mutual fund company TFI into Bank BPH starting in 2006;
- a reduction in net trading, hedging and fair value income which in Q3 2006 dropped by 76% at constant exchange rates year-on-year and by 48% in the first nine months from the same period in 2005. This decrease was more than offset by a corresponding increase in net interest income, while the remainder was primarily due to a reduction in the valuation of the securities portfolio due to increases in interest rates.

In Q3 2006 operating costs were stable yoy and rising by 2% for the first nine months at constant exchange rates. Payroll costs were up by 2% for Q3 2006 and by 6% for the first nine months (of which 1% was due to the inclusion of HVB UA in 2005), while other operating costs were down by 3% on a quarterly basis and by 2% for the first nine months yoy due to effective cost containment policies.

In terms of efficiency, the cost-income ratio stood at 48% in Q3 2006 representing an improvement over Q3 2005 (55%). For the first nine months this measure was 49% which was also an improvement over the same period of the previous year (53%).

Operating profit for the entire Division was €269 million in Q3 2006 representing an increase of 34% at constant exchange rates and 36% at historical exchange rates over Q3 2005. Operating profit totalled €787 million for the first nine months of 2006 (up by 19% at constant exchange rates and by 24% at historical exchange rates over the first nine months of 2005).

Sound credit risk controls and effective loan recovery measures translated into unchanged net loan write-downs in Q3 2006 and a 3% reduction at constant exchange rates for the first nine months as compared with the previous year, with continual improvements in loan quality.

The Division's positive performance was driven by all the Division's major banks, and in particular:
- Pekao Bank (together with Xelion Poland) reported a 19% increase in net profit for the period at constant exchange rates over the previous year. This increase was mainly driven by operating income, stable operating costs and declining write-downs of loans.
- Bank BPH reported a 33% increase in net profit for the period at constant exchange rates over the previous year. The increase was primarily due to operating income and slightly higher operating costs and net loan write-downs.

As at 30 September 2006 the Division's loans to customers totalled €17,283 million, a 13% increase at constant exchange rates over December 2005 (without HVB Ukraine in 2005), while direct deposits

(including customer deposits and securities in issue) stood at €24,932 million, a 13% increase (at constant exchange rates) over December 2005 (without HVB Ukraine in 2005). Assets under management also grew, not least as a result of a net inflow in funds.

In particular, the contribution to growth came from the Division's two largest banks. Bank Pekao had loans to customers and direct deposits which rose by 11% and 9% respectively over December 2005 at constant exchange rates, and Bank BPH had loans to customers and direct deposits which rose by 12% and 17% respectively over December 2005 at constant exchange rates.

At 69%, the ratio of loans to deposits remained unchanged from December 2005.

At the end of September, there was a total of 26,473 employees (full time equivalents), a reduction of 324 employees from December 2005.

Central Eastern Europe (CEE) Division

The Central Eastern Europe (CEE) Division - headed by Erich Hampel - was created to manage the Group's operations in all CEE countries with the exception of Poland and Ukraine which are managed by the Poland Markets Division.

The CEE Division was established incorporating all the operations of the new Group in the area following the merger between UniCredit and HVB. At present, UniCredit's banks in the former New Europe Division are being transferred to BA-CA AG which will act as a sub-holding company for the Group's operations in the CEE area.

With its leadership in the region, the CEE Division operates in 13 countries: Turkey, Croatia, the Czech Republic, Bulgaria, Hungary, Romania, Slovakia, Serbia, Slovenia, Bosnia, Estonia, Latvia and Lithuania. In five countries (the Czech Republic, Bulgaria, Romania, Slovakia and Bosnia) the Division is moving forward with merger and rationalisation plans that involve a total of thirteen banks. In Turkey, Koç Bank and Yapi Kredi Bank completed their legal merger on 2 October 2006 thereby creating the new Yapi Kredi Bank.

In addition, the division has ambitious organic growth programmes involving the opening of retail and corporate branches, with a particular focus on Turkey, Russia, Hungary and Romania.

In Q3 2006 UniCredit's CEE Division posted net profit for the period of €268 million representing an increase of 32.4% at constant exchange rates and on a comparable basis (+34.7% actual change) over Q3 2005. For the first nine months, net profit totalled €671 million (up by 16.8% at constant exchange rates and on an equivalent basis, while the actual change over the first nine months of 2005 was 33%).

(€ million)

INCOME STATEMENT

CENTRAL EASTERN EUROPE (CEE) DIVISION	FIRST 9 MONTHS 2006	FIRST 9 MONTHS 2005	CHANGE ACTUAL	CHANGE NORMALIZED [1]	Q 3 2006	Q 3 2005	CHANGE ACTUAL	CHANGE NORMALIZED [1]
Net interest	1,233	1,037	+ 18.9%	+ 10.3%	425	400	+ 6.3%	+ 8.8%
Dividends and other income from equity investments	14	21	- 33.3%	+ 17.1%	3	-7	- 142.9%	- 135.8%
Net interest income	**1,247**	**1,058**	**+ 17.9%**	**+ 10.4%**	**428**	**393**	**+ 8.9%**	**+ 11.5%**
Net fees and commissions	543	423	+ 28.4%	+ 18.1%	186	154	+ 20.8%	+ 20.5%
Net trading, hedging and fair value income	196	69	+ 184.1%	+ 54.6%	56	20	+ 180.0%	+ 119.7%
Net other expenses/income	53	34	+ 55.9%	+ 54.8%	28	36	- 22.2%	- 19.4%
Net non-interest income	**792**	**526**	**+ 50.6%**	**+ 25.2%**	**270**	**210**	**+ 28.6%**	**+ 22.8%**
OPERATING INCOME	**2,039**	**1,584**	**+ 28.7%**	**+ 15.3%**	**698**	**603**	**+ 15.8%**	**+ 15.4%**
Payroll costs	-484	-399	+ 21.3%	+ 10.4%	-156	-148	+ 5.4%	+ 6.4%
Other operating costs	-581	-455	+ 27.7%	+ 15.1%	-193	-177	+ 9.0%	+ 9.0%
Operating costs	**-1,065**	**-854**	**+ 24.7%**	**+ 12.9%**	**-349**	**-325**	**+ 7.4%**	**+ 7.8%**
OPERATING PROFIT	**974**	**730**	**+ 33.4%**	**+ 18.2%**	**349**	**278**	**+ 25.5%**	**+ 24.4%**
Provisions for risks and charges	-16	-8	+ 100.0%	+ 100.0%	-5	-1	..	..
Integration costs	-31	-	..	..	-5	-	..	..
Net write-downs of loans and provisions for guarantees and commitments	-131	-115	+ 13.9%	+ 1.9%	-53	-28	+ 89.3%	+ 81.1%
Net income from investments	2	24	- 91.7%	- 77.1%	4	3	+ 33.3%	+ 156.5%
PROFIT BEFORE TAX	**798**	**631**	**+ 26.5%**	**+ 11.6%**	**290**	**252**	**+ 15.1%**	**+ 14.9%**
Income tax for the period	-127	-126	+ 0.8%	- 9.4%	-22	-53	- 58.5%	- 51.6%
PROFIT (LOSS) FOR THE PERIOD	**671**	**505**	**+ 32.9%**	**+ 16.8%**	**268**	**199**	**+ 34.7%**	**+ 32.4%**

PROFITABILITY RATIO				
Cost/Income	**52.2%**	**53.9%**	**50.0%**	**53.9%**

1. Adjusted for first time consolidation effects and exchange differences.

The Division's results were driven by the operating income, which amounted to €698 million in Q3 2006 representing an increase of 15.4% at constant exchange rates and on a comparable basis over Q3 2005. Year-to-date operating income reached €2,039 million, an increase of 15.3% at constant exchange rates and on an equivalent basis (the actual increase was 28.7%) over the first nine months of 2005. These increases were the combined result of:

- net interest income which rose 11.5% yoy in Q3 2006 and a 10.4% increase in the first nine months at constant exchange rates and on an equivalent basis. This was mainly due to excellent volume

growth in loans (equivalent to € 34,535 million as at end September 2006, up by 19.7% year-to-date at current exchange rates) and in deposits (€35,284 million in direct deposits including customer deposits and securities as at end September 2006, an increase of 9.2% year-to-date at current exchange rates);
- excellent growth in net fees and commissions which rose by 20.5% in the quarter over the corresponding period in 2005, and by 18.1% for the first nine months at constant exchange rates and on an equivalent basis. This was mainly due to effective business policies at the banks, and especially in the retail and mutual fund segment, but was also due to the sale of highly profitable services in the corporate segment;
- a marked increase in net trading income at constant exchange rates and on a comparable basis, both in Q3 and over nine months, compared with the corresponding periods in 2005.

Operating costs showed a more moderate rise, with a slowdown in Q3 2006 (+7.8% at constant exchange rates and on an equivalent basis). Payroll costs rose by 6.4% in Q3 2006 and by 10.4% for the first nine months, due largely to plans to open new branches and to the management of steady volume increases, while other operating costs were up by 9% for the quarter and by 15.1% for the first nine months, again attributable to business expansion under way and the costs associated with the activities related to the merger projects in progress.

In terms of efficiency, the cost-income ratio stood at 50% in Q3 2006, and at 52.2% in the first nine months of the year, representing an improvement over the corresponding periods of 2005 (53.9%).

Operating profit for the entire Division was €349 million in Q3 2006, representing an increase of 24.4% at constant exchange rates and on a comparable basis, substantially in line with the increase of the actual figure (+25.5%), and €974 million for the first nine months of 2006 (up by 18.2% at constant exchange rates and on an equivalent basis and by 33% at historical figures over the first nine months of 2005).

Sound credit risk controls and effective loan recovery measures translated into a slight increase in net loan write-downs in the first nine months of 2006 (+1.9% increase at constant exchange rates and on an equivalent basis), despite the increase recorded in Q3 2006 (+81% year on year), which was almost entirely attributable to write-backs by Zagrebacka during Q3 2005.

The Division's positive performance was driven by major banks in various countries, and in particular:
- Turkey (Yapi Kredi Bank), which reported an 18% increase in gross operating profit at constant exchange rates over the previous year. The increase was mainly driven by the favourable performance of the Turkish economy and effective sales efforts in the retail (including the credit card area in which the bank is a market leader) and corporate segments.
- Russia (International Moscow Bank), which reported a significant increase in gross operating profit (approx. 80% at constant exchange rates) over the previous year. This was mainly due to favourable conditions in a rapidly growing market and to the results of a careful growth strategy with high

profile segments and customers that led to a 70% increase in the volume of loans to customers and a 14% increase in deposits.

- The Czech Republic, which reported a 48% increase in gross operating profit at constant exchange rates over the previous year. This was the result of a 24% rise in net interest income resulting from an increase in the volume of loans to customers, as well as an increase of approximately 11% in commissions combined with a 1% reduction in costs.
- Bulgaria, which reported an increase of approx. 9% in gross operating profit at constant exchange rates and on an equivalent basis over the previous year. This was due to favourable results from sales activities as well as an effective cost containment policy.

The total number of employees (full-time equivalent) was 39,061 as at end of September 2006 (29,183 taking Koç into account on a proportional basis).

Outlook

Economic growth worldwide has continued steady, despite the relative slackening off now under way in the United States after three stable years during which growth rates averaged more than 3.5%. In the eurozone the recovery that has been visible now for more than six months has recently gathered pace, while on the raw materials front there have been signs of a slowdown in oil price rises after a prolonged period of consistent increases. Stock markets too have started to recover after the heavy losses of the second quarter. The main risk being faced in a macroeconomic context is the possibility that the cooling down of the American economy will be more marked than has been predicted. Against this generally favourable macroeconomic backdrop, ECB believes it can maintain a moderately restrictive course until the end of the year and then raise its policy rates at a later date (currently standing at 3.25%) in order to anticipate any pressure on prices.

In general the drivers of profitability for banks in 2006 have confirmed their positive position. In particular we expect the interest rate margin will be able to make a contribution at some future point to earnings growth, thanks to sustained growth in volume and an increase in bank rate spreads, particularly in Italy. On other earnings fronts, however, the instability being seen on the main financial markets could lead to a slackening off in relative terms. Overall the margin for intermediation in the Italian, German and Austrian banking systems should maintain its pattern of growth over the financial year, with the trend being one of fundamental consolidation after the strong recovery seen in 2005.

In the context described above, and based on the results achieved in the first nine months of the year, the Group, pursuing the strategic guidelines defined in the Three-Year Plan recently presented to the market, is able to confirm the expectations of growth in business and profits, in line with the objectives that were planned for this financial year.

Milan, 14 November 2006

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 30 September 2006, which is presented in reclassified form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 30 September 2006 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under *review was* considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred *during* the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors.

Creative concept: Draft Italy

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Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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November 2006



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